As filed with the Securities and Exchange Commission on February 11, 2003.

Registration No. 333-86830

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-1/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ELECTRIC AQUAGENICS UNLIMITED, INC.

(Exact name of registrant as specified in our charter)

Delaware	2842	87-0654478
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Identification)

1464 W. 40 S. Suite #200

Lindon UT 84042-1629

Phone (801) 443-1031

(Address, including zip code, and telephone number, including area code, of principal executive offices)

Merlin O. Baker

3760 S. Highland Dr., Suite 500

Salt Lake City UT 84106

(801) 273-3958

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David S. Hunt, Esq.

2469 East 7000 South, #214

Salt Lake City, Utah 84121

Phone: (801) 424-3555 Facsimile (801) 274-1099
Approximate date of proposed sale to the public:	As soon as practicable following effectiveness of the Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

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If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Dollar Amount To be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock	$2,000,000	$2.00	$2,000,000	$184*

*Minimum Fee

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1 [ ]; Alternative 2; [X]

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PROSPECTUS

ELECTRIC AQUAGENICS UNLIMITED, INC.

1464 W. 40 S. Suite #200

Lindon UT 84042-1629

Phone (801) 443-1031

1,000,000 Shares of Common Stock

Price per security (share): $2.00 per share

Maximum Number of Minimum Number of

Securities Offered: Securities Offered:

1,000,000 shares 200,000 shares

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This offering is highly speculative and involves a high degree of risk to the public investors and should be purchased only by persons who can afford to lose their entire investment. Investors should read the "Risk Factors" beginning on page 6 and "Dilution" beginning on page 13.

	Offering Price to Public	Commissions (1)	Non-Accountable Expenses	Accountable Expenses	Proceeds to Electric Aquagenics Unlimited
Per Share Minimum Maximum	$ 2.00 $ 400,000 $2,000,000	$ 0.20 $ 40,000 $200,000	$ 0.06 $ 12,000 $ 60,000	$ 0.01 $ 2,000 $ 10,000	$ 1.73 $ 346,000 $1,730,000

(1) Does not include placement agent warrants to purchase up to 2% of the common stock sold in the offering at 125% of the per share offering price.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

* At least 200,000 shares of common stock must be sold by May 15, 2003 or the offering will be canceled and all investor funds will be refunded by First Class U.S. mail dispatched to the last known address of each respective by Friday May 16, 2003 without commission, expense, or interest deduction of any kind.

* Subscription proceeds will be deposited into an escrow account at AM Bank pending the sale of 200,000 shares of common stock and receipt of subscriptions totaling $400,000 or termination of the offering.

* In the event 200,000 of this offering's shares are sold by May 15, 2003, this offering will end on the earliest of the date we may, in our sole discretion, determine, the date on which all the shares offered are sold, or January 15, 2004.

* The shares in this offering will be sold through one or more placement agents, at a 10% commission rate, with an additional non-accountable expense allowance of up to $60,000 ($0.06 per share) and accountable expense allowance of up to $10,000 ($0.01 per share), plus placement agent warrants entitling the holder to purchase up to 2% of the common stock sold in the offering at 125% of the per share offering price. The placement agent warrants may be exercised beginning one year from the closing date of the public offering, and will expire five years from that date. Commissions, warrants, and the expense allowances apply only to shares actually sold by placement agents. The placement agents will not be entitled to receive accrued commissions or expense allowances until 200,000 shares of common stock have been sold and we have received subscriptions totaling $400,000. No placement agents have agreed to purchase any shares as part of a firm commitment to sell the offering, but will rather act as a best efforts placement agent.

* The net proceeds to Electric Aquagenics Unlimited shown above is before deduction of offering expenses which will not exceed $45,000, including marketing and printing costs and legal and accounting costs.

* There is no public market for our common stock.

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The date of this prospectus is February 11, 2003.

PROSPECTUS SUMMARY

This is a brief summary of the information in this prospectus. We encourage you to read the entire prospectus before you decide whether and how to invest in the shares offered.

Electric Aquagenics Unlimited

Electric Aquagenics Unlimited was organized as a Delaware corporation on March 6, 2000 under the name Primacide, Inc. to develop technologies and products that disinfect, sanitize and clean surfaces. On April 14, 2001, we changed our corporate name to Electric Aquagenics Unlimited, Inc. We are the successor enterprise to another company, Primacide, LLC, which was founded by certain of our founders in 1998. We were organized with an insignificant carrying amount of the assets of Primacide, LLC.

We develop, manufacture and market equipment that uses water electrolysis to create fluids that sanitize and clean surfaces. In addition, we intend to market electrolyzed fluid products generated by this equipment. Our products are for commercial and residential use. We intend to market the equipment and electrolyzed fluid products nationally. The electrolyzed fluids generated by our machines are environmentally sound and are free from toxins and harmful residues associated with traditional chemically based disinfecting and cleaning agents. The electrolyzed fluids generated by our machines are intended to replace many of the traditional methods used in commercial and industrial disinfecting and cleaning. The electrolyzed fluids generated by our machines may also have many consumer household applications.

We are subject to a number of business risks affecting companies at a similar stage of development, including competition from companies with greater resources and alternative technologies, the ability to obtain financing to fund future operations, dependence on new product introductions in a rapidly changing technological environment, dependence on a limited number of customers, dependence on key employees and the ability to attract and retain additional qualified personnel.

We have incurred losses since our inception and have not yet been successful in establishing profitable operations. These factors raise some doubt about our ability to continue as a going concern. There is no assurance that we will be able to achieve successful operations, obtain sufficient financing or obtain a line of credit.

The Offering

* Securities Offered:	Up to 1,000,000 shares of our common stock.
Use of Proceeds:	Net proceeds from this offering will total up to $1,688,000 after deduction of general offering expenses, legal and accounting expenses, placement agent compensation in the form of 10% commissions and 3.0% non-accountable and 0.5% accountable expense allocations. We intend to use the net proceeds of this offering for administrative, marketing, management compensation, debt repayment and product research and development.
* Escrow Account:	Subscription proceeds will be deposited into an escrow account. We will not use any of the subscription proceeds in the escrow account until the receipt of minimum subscriptions totaling $400,000 or termination of the offering.
* Minimum Offering	At least 200,000 shares of common stock must be sold by May 15, 2003 or the offering will be cancelled.
* This Offering Will End:	In the event the minimum offering of 200,000 of this offering's shares are sold by May 15, 2003, this offering will end on the earliest of the date we may, in our sole discretion, determine, the date on which all the shares offered are sold, or January 15, 2004.
* Summary Financial Data:	We were only recently formed and have had limited revenues. We had cash on hand of $12,712, as of September 30, 2002.
* 10% Brokerage Commissions:	Our shares will be sold through Nexcore Capital, Inc., as placement agent, at a 10% commission rate. Commissions apply only to shares actually sold by the placement agents.
* Non Accountable Expense Allowance:	Our placement agents will be entitled to a non-accountable expense allowances equal to $0.06 per share sold. The non-accountable expense is intended to reimburse the placement agents for marketing costs and expenses related to the marketing of shares in this offering. Only placement agents will be allowed to recover these expenses.
* Accountable Expense	Our placement agents will be entitled to a non-accountable expense allowance equal to $0.06 per share sold. We have paid a deposit of $10,000 in cash to Nexcore Capital, Inc. as a reimbursement on an accountable basis of their review costs. Nexcore has agreed to submit verification of actual expenses incurred by them to support reimbursement of their review costs.

RISK FACTORS RELATING

TO OUR BUSINESS
* We cannot guarantee that we will continue as a going concern because we have not yet been successful in establishing profitable operations.

We have received a report from our independent auditors on our financial statements for fiscal years ended December 31, 2001 and 2000. The footnote to our financial statements list factors, including recurring losses since incorporation, that raise some doubt about our ability to continue as a going concern.

* It is difficult for investors to evaluate our likely future performance because we are an early stage company without long operating history.

Since our incorporation in March 2000, we have been engaged in start-up and development activities. We have operated at a loss, and losses are expected to continue. We have little operating history upon which investors may base an evaluation of our likely future performance.

* We may not be able to successfully develop our business because our products and market are evolving.

There can be no assurance that our business strategies will lead to any profits. We face risks and uncertainties relating to our ability to successfully implement our strategies. We face expenses and uncertainties related to operating with a little known product, with an unproven business model, and a new and rapidly evolving market. Our business model is based on an expectation that demand for ecologically friendly disinfecting and cleaning products will increase materially. However, the demand may never materialize.

* We have a history of losses, and we will need additional capital to continue our operations. If we are unable to obtain additional capital, we will have to curtail our operations.

As of this date, we have generated limited revenues and incurred significant losses. As of September 30, 2001, we had an accumulated deficit of approximately $1,119,222. For the fiscal years ended December 31, 2001 and 2000, respectively, our operating losses were $286,856 and $247,150, respectively. In the first three quarters of 2002, we have incurred a loss of $462,492. We have never been profitable and continue to incur losses from operations. We may never generate sufficient revenue, income and cash flows to support our operations. We expect to incur losses because we anticipate incurring significant expenses in connection with developing our generators and products, expanding markets, and building brand awareness. Our future revenues could decline by reason of factors beyond our control such as technological changes and developments, downturns in the economy and decreases in demand for sanitizing electrolyzed fluid related products. If we continue to incur losses, if our revenues decline or grow at a slower rate, or if our expenses increase without commensurate increases in revenues, our operating results will suffer and the value of common stock may decline.

* Our management may not have adequate time and resources to conduct our distribution activities, which could hinder our ability to sell products.

Currently we do not use independent parties to distribute or place our generators. We do not expect to use outside distributors to market or sell our products in the next 12 months. We may not be able to sell our products effectively if our management does not have adequate time and resources to conduct our distribution activities. Moreover, as our sales grow, the strain on our management to sell and distribute products may increase. In the event that we decide to retain distributors, we may not be able to establish relationships with distributors. In addition, we may incur additional costs and business delays and interruptions in sourcing distributors.

* We may need substantial additional funds that we may not be able to acquire.

Our cash requirements may vary materially from those now planned because of results from marketing efforts, relationships with suppliers, changes in the direction of our business strategy, competitive and technical advances for electrolyzed water as a sanitizer. We may not be able to continue to improve or develop successful electrolyzed water products. In addition, it may be more costly than anticipated to develop new products. We may incur costs necessary to comply with governmental requirements. For example, we may be required to get approval from the U.S. Food and Drug Administration for our current or planned products. We may require substantial additional funding for our operating expenses and for marketing and sales programs. Adequate funds for these purposes may not be available when needed or on acceptable terms.

* It may be difficult to assess our future income performance as a number of factors may cause fluctuations in operating results.

We believe that period-to-period comparisons of our operating results are not a good indication of our future performance because of variables, which include:

- Growth rate of the market for environmentally friendly sanitizing products;

- Our ability to attract and retain customers ;

- Our ability to upgrade, develop and maintain our systems and infrastructure;

- Amount and timing of operating costs and capital expenditures relating to business expansion and infrastructure;

- Delays in developing and introducing new products;

- Announcement, introduction and market acceptance of new or enhanced sanitizing products by competitors;

- Governmental regulation of our products by agencies such as FDA or EPA.

* Failure to successfully develop and introduce new products would harm our business.

Our future success depends in large part on our ability to develop new or enhanced uses for our products. We may fail to identify new product opportunities successfully or develop and timely bring new products to market. We may also experience delays in completing development of enhancements to, and new versions of, our products. We may be unable to develop or acquire marketable products in a timely manner. In addition, product innovations may not achieve the market penetration or price stability necessary for profitability. As the market and technology related to environmentally friendly sanitizing products grows, we may change our business model to take advantage of new business opportunities, including business areas in which we do not have extensive experience. Failure to develop these or other businesses successfully, would be harmful to our business.

* We may be unable to protect our intellectual property and proprietary rights, which could harm our business.

Our success depends in part upon our ability to protect our intellectual property. We rely on a combination of trade secret, trademark, and contractual protection to establish and protect our proprietary rights. We are also applying for patent protection from the United States governments, but do not own patents on products that we intend to launch in the next 12 months. We may enter into confidentiality agreements with employees and consultants involved in product development or distribution. Despite efforts to protect proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Precautions may not prevent misappropriation or infringement of our intellectual property, or independent third-party development of competitive products.

* Our products are not patented which creates vulnerability to competitors.

We have been assigned rights to applications submitted to the U.S. Patent and Trademark Office for a utility patent relating to the use of our electrolyzed acidic fluid to sanitize eggs, and a second patent relating to the use of our electrolyzed alkaline fluid to clean and sanitize carpets and hard surfaces. The active ingredient in the sanitizing fluids that are created by our generator products is electrolyzed water that kills bacteria, viruses and molds shortly after contact. We did not create the concept of electrolyzed water as a sanitizer and cleaner and other companies may purchase machines to create electrolyzed water or develop machines to create electrolyzed water and compete with

us. Such competition could have a harmful effect on our business.

* Convertible promissory notes and stock purchase warrants that we issued may subject us to liability under Sections 5 and 12 of the Securities Act of 1933 if they are deemed unregistered securities sold without an exemption.

Convertible promissory notes totaling approximately $82,214 along with warrants issued to Castle Arch Bridge Fund, L.L.C. and Charles and Donna Bergh, following the filing of the original registration statement for this offering may not be deemed exempt transactions under Section 4(2) of the Securities Act of 1933 and, therefore, would expose us to potential liability under Sections 5 and 12 of the Securities Act of 1933 and state blue sky laws. Actions disputing the legality of the issuance could be brought in state or federal courts by the SEC, state agencies or the security holders. Damages in the event the sale of the convertible promissory notes are held not to be exempt transactions could include court ordered disgorgement of the $82,214 note proceeds, payment of interest to the holders of the securities for the period we held the $82,214, and court fees and costs awarded to the holders of those securities.

GENERAL RISKS RELATING TO THE SANITATION AND CLEANING INDUSTRIES.

* Competition from major companies may decrease our market share, net revenues and gross margins.

Competition in the chemical based disinfecting and surface cleaning products market is intense, and we expect competition to increase. Companies such as SC Johnson, The Clorox Company, Dow and Procter & Gamble dominate the market. It is possible that large companies that sell chemical based disinfecting and surface cleaning products could develop sanitizers composed of electrolyzed fluids as the key ingredient. Due to these potential competitors' extreme size and financially health, they could use their substantial market share and name recognition, and easy access to marketing outlets and capital markets to compete with us. These companies have substantially greater financial, creative and marketing resources, and proven histories, and may decide to enter and effectively compete in the electrolyzed fluid market, which could adversely affect our business.

* Competitors currently selling electrolyzed fluid based sanitation and cleaning products may decrease our market share, net revenues and gross margins.

Many of the companies that already sell electrolyzed fluid based sanitation and cleaning products are able to frequently update and expand products and introduce new products and to diversify product offerings. Many of these competitors are large and financially strong, and include Hoshuzuki, Miox and Toyo. We compete with these companies primarily in developing electrolyzed fluid products and applications and obtaining customers. These companies have substantially greater financial, creative and marketing resources, and proven histories, that could make it difficult to compete or maintain customers in the electrolyzed fluid sanitizer market.

* Our net revenues and gross margins will not improve if the market for environmentally friendly sanitizing products does not develop.

The market for environmentally friendly sanitizing products is new and evolving. As a result, demand and market acceptance for our products is uncertain. If this new market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our products do not achieve or sustain market acceptance, our business could be harmed.

* Our success will depend on growth in consumer acceptance of environmentally friendly sanitizing products as an alternative to chemically based products.

Factors that might influence market acceptance of our products over which we have little or no control include development of alternative products or methods and willingness of consumers and businesses to use environmentally friendly sanitizing products. Our success depends on the increasing demand for environmentally friendly disinfecting and sanitizing products. If such demand does not continue to increase, demand for our products will be limited and our financial results will suffer.

GENERAL RISKS RELATED TO THE INVESTMENT

* Investors will not have use of their subscription amounts until the offering closes or is terminated.

The common stock we are offering is offered by us, and no individual, firm, or corporation has agreed to purchase any of the offered shares. We are not certain that any or all of the shares will be sold. We will deposit the funds received from the purchase of shares into an escrow account designated for the collection of proceeds, and in the event $400,000 is not received by May 15, 2003, proceeds so collected will be promptly refunded to investors without paying interest and without deducting expenses. During this period, you will not have use of or derive benefits from your funds.

* Investors may have to hold their stock indefinitely because there is no public market for the stock.

At the present time, there is no public market for our securities. We do not know if a public market for our common stock will develop following the offering. As a result, purchasers of the common stock offered hereby may not be able to liquidate their investment readily, if at all.

* Future sales of our common stock in the public market could adversely affect our stock price and our ability to raise funds in new stock offerings.

All of our 2,810,535 shares of common stock presently outstanding are "restricted securities" within the meaning of the Securities Act of 1933. In the event a public market for the common stock develops in the future, much of the stock may be sold immediately, in reliance on Rule 144 adopted under the Securities Act.

Investors should be aware that sales under Rule 144 may result in a drop in the price of the stock in any market that may develop.

* Investors who purchase shares will benefit the stockholders.

The existing stockholders now own all 2,810,535 shares of our common stock, for which they paid an aggregate total of $725,500 in cash. If all 1,000,000 shares are sold, the current stockholders will still own approximately 73.7% of the common stock, and the other purchasers in this offering will own the other 26.7%, for which they will have paid $2,000,000 cash. Thus, purchasers in this offering will contribute to our capital at a disproportionately greater percentage than the ownership they receive. The present stockholders will benefit from a greater share of our equity if successful, while investors in the offering risk a greater loss of cash invested if we are not successful.

* Our offering price is arbitrary and does not necessarily reflect the value of our stock.

Since we have no prior operating history, the offering price of $2.00 per share has been arbitrarily set by our Board of Directors, and is not based upon earnings or operating history, and bears no relation to our earnings, assets, book value, net worth or any other recognized criteria of value. No independent investment-banking firm has been retained to assist in determining the offering price for the shares. Accordingly, the offering price should not be regarded as an indication of any future market price of our capital stock.

* You may have difficulties trading and obtaining quotations on "penny stock" issues.

There is currently no public market for our common stock. The shares of our common stock offered by this prospectus are for a "penny stock" as defined in the Securities Exchange Act of 1934, as amended. We intend for these shares to be traded in the over-the-counter market on the OTC Bulletin Board. As a result, even after a public market for our common stock is established, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of our shares. In addition, the "penny stock" rules adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, make the sale of the shares of the common stock subject to certain regulations, which impose sales practice requirements on broker-dealers. For example, broker-dealers selling such securities must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in such securities. Furthermore, if the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in such securities. Accordingly, the Securities and Exchange Commission rules may limit the number of potential purchasers of the shares of the common stock.

* You may be subject to resale restrictions on transferring "penny stocks."

Various state securities laws impose restrictions on transferring "penny stocks" and, as a result, the ability of investors in our common stock to sell their shares of common stock may be impaired. For example, the Utah Securities Commission prohibits brokers from soliciting buyers for "penny stocks," which makes selling shares of "penny stocks" more difficult.

* Because we have engaged an underwriter in a best efforts offering and not in a firm offering, we may not be able to sell all of the stock and raise all the money we need and no market for our stock may develop.

The stock we are offering will be sold by placement agents, which will not agree to purchase any shares as part a firm commitment to sell the offering, but will rather act as a best efforts placement agent. The placement agents in this offering may not have sufficient incentive to sell our stock since this is a best efforts offering. They may not sell enough stock for us to meet the minimum, in which case, all investor funds will be returned. They may also not sell all of the stock and we will only have enough money to have limited operations for the foreseeable future. We would then have to try and raise additional funds, which we may not be able to do. If we could not, we could not continue in operation. In addition, since we have not engaged a firm commitment underwriter, there is a greater risk that no public market for our stock will develop and investors may not be able to sell their shares.

* We may issue additional shares and dilute your ownership percentage.

Our bylaws allow the board to issue common stock without shareholder approval. Currently, our board is authorized to issue a total of 50,000,000 shares of common stock of which only 7.1% will have been issued if the maximum offering is sold. If additional funds are raised through the issuance of equity securities, the percentage of equity ownership of our existing stockholders will be reduced. In addition, holders of these equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through the issuance of debt securities, we may incur significant interest charges, and these securities could also impose restrictions on our operations. If additional financing is not available when needed on terms favorable to us or at all, we will have to curtail our operations.

* Due to our lack of assets, there will be no liquidation value if our business fails.

We currently have no significant assets or equipment, nor do we plan to have any in the future. In the event our business is liquidated, investor money will have been spent on operations, and equipment with insignificant salvage value.

* There will be a dilution effect on our shareholders if outstanding warrants to purchase our common stock are exercised.

Upon completion of the offering, we intend to grant placement agents who sell securities in correlation with this offering, for nominal consideration, warrants to purchase up to 2% of the common stock sold in the offering at 125% of the per share offering price. The issuance of the warrants to our placement agents and the underlying common stock may be considered to be additional compensation to them. The existence of the placement agent warrants, and warrants held by promissory note holders, and other outstanding warrants to acquire shares of our common stock could adversely affect our ability to obtain future financing, and their exercise could further dilute the interest of investors acquiring common stock in this offering. The price which we may receive for the common stock issued upon exercise of such warrants, in many or all cases, will probably be less than the market price of the common stock at the time such warrants are exercised. The holders of the warrants might be expected to exercise them at a time when we would, in all likelihood, be able to obtain needed capital by a new offering of our securities on terms more favorable than those provided for by the warrants.

* Inability to manage growth could hinder our success.

We believe electrolyzed water as a sanitizer has broad applications and due to its non-toxic nature has advantages over chemical based sanitizers. As a result, we believe that we have the ability to grow rapidly during the next few years. In the event we do grow rapidly, we will be in circumstances currently unfamiliar to us. Our efforts to manage our production and larger scale quality assurance efforts may not be successful or we may fail to satisfy large demand requirements on a timely and/or cost-effective basis. A failure to manage our growth would have an adverse effect on our operations and overall financial health.

DILUTION

As of September 30, 2002, our net tangible book value (total tangible assets less total liabilities) was ($3,181). The following table sets forth the dilution to persons purchasing shares in this offering without taking into account any changes in our net tangible book value after September 30, 2002, except the sale of the minimum and maximum number of shares offered at the public offering price and receipt of the net proceeds there from.
	Assuming Minimum Shares Sold(4)	Assuming Maximum Shares Sold(4)
Public offering price per share	$2.00	$2.00
Net tangible book value before offering(1)	($0.04)	($0.04)
Increase attributable to purchase of shares by new investors	$0.07	$0.42
Pro forma net tangible book value after offering(2),(3)	$0.10	$0.45
Dilution per share to new investors	$1.93	$1.58
Percent dilution to new investors	96.6%	79.15%

(1) Determined by dividing the number of shares of common stock outstanding into the net tangible book value.

(2) After deduction of offering expenses estimated at $312,000.

(3) These figures do not take into account any events after September 30, 2002. (See "BUSINESS" and "INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS").

(4) These figures do not take into account the exercise of warrants held by placement agents, promissory note holders, and other outstanding warrants to acquire shares of our common stock. Warrants held by promissory note holders total 150,000 or 3.9% of our outstanding common stock if the entire offering is sold. Additionally, in 2000 we issued warrants to purchase 359,700 shares of our common stock. All but 17,986 of the 359,700 warrants issued in 2000 have been surrendered by the holders and cancelled. In the event that any of the outstanding warrants are exercised, public investors in this offering could be additionally diluted.

COMPARATIVE DATA

The following chart illustrates percentage ownership held by the present stockholder and by the public investors in this offering and sets forth a comparison of the amounts paid by the present stockholder and by the public investors.

	Total Shares Purchased		Total Consideration		Average Price Per Share*
	Number	Percent	Amount	Percent
Present Shareholder
Minimum Offering	2,810,535	93.4	$ 725,886	64.5	$0.26
Maximum Offering	2,810,535	73.8	$ 725,886	26.6	$0.26
New Investors
Minimum Offering	200,000	6.6	$ 400,000	35.5	$2.00
Maximum Offering	1,000,000	26.2	$2,000,000	73.4	$2.00

* The price per share of the present stockholders considers only the cash contribution by the stockholders, and does not take into account other contributions by the stockholders, including the contribution of services.

USE OF PROCEEDS

We estimate net proceeds from the sale of all 1,000,000 shares of common stock at a minimum public offering price of $2.00 to be approximately $1,688,000, if the entire offering is sold, and after the deduction of offering expenses, which include legal and accounting and printing, marketing, and placement fees. If only the minimum offering is sold, we will receive net proceeds of approximately $304,000, after the deduction of offering expenses.

	Assuming Minimum Shares Sold(1)		Assuming Maximum Shares Sold(1)
	Amount	Percent	Amount	Percent
1. General administrative expenses, lease, telephone, reproduction, and general office costs(2),(3)	$ 95,000	31.3	$ 275,000	16.3
2. Marketing and promotional costs(4)	$ 25,000	06.2	$ 225,000	13.3
3. Management compensation(5)	$ 90,000	29.6	$ 250,000	14.8
4. Product research and development(6)	$ 96,000	32.9	$ 500,000	29.6
5. Debt repayment	$ 0	00.0	$ 390,000	23.0
6. Cash reserves for general corporate uses.	$ 0	00.0	$ 48,000	02.8
TOTAL	$ 304,000	100%	$1,688,000	100%

(1) These expenditures represent estimates based on our present intentions for our operations through September 30, 2003. We may make minor changes in the use of proceeds if dictated by market conditions.

(2) We contemplate these costs will increase if more than the minimum offering is sold, in order to cover additional general and administrative costs necessary as a result of expanded operations.

(3) Our current overhead is limited to telephone, facsimile, reproduction, mailing and other miscellaneous expenses.

(4) Represents amounts for travel to establish customer base; the preparation and production of promotional materials; and other general marketing and promotional activities. (See "BUSINESS--Marketing").

(5) We intend to hire additional managers to be involved in sales and product placement efforts as our financial condition improves.

(6) We have developed a new electrolyzed fluid generator with significantly better hourly production volume than the current models we use and sell.

We have no present plans or commitments and are not currently engaged in any negotiations with respect to such transactions that are material. We will have significant discretion as to the use of the net proceeds from this offering. The failure of our management to apply such funds effectively could have a material adverse effect on our business, results of operations and financial condition.

The net proceeds from this offering will fund operations for at least twelve months. If only the minimum offering is sold, the net proceeds will fund operations for approximately twelve months, but in order to survive, we will need to limit our research and development of new products and marketing, and not add additional management. Therefore, within twelve months from the completion of the offering, we will either need to be operating profitably so as to fund our operations from cash flow, or may be required to seek additional debt or equity capital. In addition, financial circumstances resulting from occurrences such as adverse judgments or unexpected governmental regulatory approval requirements could compel us to seek additional funds even sooner. Moreover, we will need additional capital should we decide to significantly expand operations. We cannot be certain that additional funds will be available when needed, or if available, on favorable terms.

We do not intend to become an investment company under the Investment Company Act of 1940 and, therefore, may be limited in the temporary investments we can make with the proceeds of this offering. To the extent that the net proceeds of this offering are not utilized immediately, they will be invested in money market accounts, savings deposits, short-term obligations of the United States government, or other temporary interest bearing investments in commercial financial institutions.

BUSINESS

DESCRIPTION OF BUSINESS

We were organized as a Delaware corporation on March 6, 2000 under the name Primacide, Inc. to develop technologies and products that disinfect, sanitize and clean surfaces. On April 14, 2001, we changed our corporate name to Electric Aquagenics Unlimited, Inc. We are the successor enterprise to another company, Primacide, LLC, which was founded by certain of our founders in 1998. We were organized with an insignificant carrying amount of the assets of Primacide, LLC.

Our business centers on the development, manufacture and marketing of equipment that uses water electrolysis to create fluids that sanitize and clean surfaces. The electrolyzed fluids generated by our machines are environmentally sound and are free from toxins and harmful residues associated with traditional chemically based disinfecting and cleaning agents. The electrolyzed fluids generated by our machines are intended to replace many of the traditional methods used in commercial and industrial disinfecting and cleaning. The electrolyzed fluid generated by our machines has many consumer household applications.

The electrolyzed fluids generated by our machines have been tested in laboratories and also used in commercial applications. Our electrolyzed fluids are used as a carpet-cleaning agent. In addition, we intend to expand the application of the electrolyzed fluids to the sanitizing of poultry eggs and carcasses. The electrolyzed fluids generated by our machines have been tested and verified by independent laboratories including the Department of Microbiology, Brigham Young University, Provo, Utah, and the Department of Poultry Science, University of Georgia, Atlanta, Georgia.

Our business operations originally focused on activities related to resell of water electrolyzing machines, but has evolved into the business of improving water electrolyzing machines, discovering and testing new uses and applications for electrolyzed water, and obtaining governmental approval for new applications for electrolyzed water. We seek patent protection, where feasible, for our new water electrolyzing machine designs and for applications of our electrolyzed fluids. Our revenues in the past have been derived primarily from equipment sales, but we intend to derive most future equipment related revenues from equipment leases and metering. Metering is the process where we place and maintain machines at commercial facilities, such as factories, and the facility is charged per unit of fluid used at a designated price. We intend to market our equipment nationally, and our consumer products nationally and internationally.

We currently fund our operations by a combination of revenues and outside funding. Our products and technologies may be used alone or in combination on various applications ranging from home to modern industry use in disinfecting, sanitizing and cleaning surfaces and products.

Products

Our current focus is to sell electrolyzed fluid that is produced by our generators placed on-site at commercial manufacturing facilities, particularly in the animal products sectors in need of high volumes of non-toxic sanitizing fluids. The electrolyzed sanitizing fluids can be metered and the lessee of the generator will pay per unit of fluid drawn from the generator or pay based on the number of units, such as eggs or animal carcasses, treated with our electrolyzed water products. We have not yet placed generators at any commercial manufacturing facility, nor do we have any formal arrangements to do so. However, we intend to have generators placed in at least one commercial manufacturing facility in the next 12 months. We are in discussions with a manufacturer to place a generator, but not currently negotiating terms. We do not expect our revenue levels of the past several quarters to increase greatly in the event we are unable to place generators in manufacturing facilities.

Currently, our revenue producing products consist primarily of water electrolyzing machines, which we refer to as generators. We maintain an inventory of between approximately one and two-dozen of these generators ready for resale or lease. We currently have no contracts with any suppliers of water electrolyzing machines and do not intend to purchase any water electrolyzing machines from third parties in the foreseeable future. We have recently developed a water-electrolyzing generator and assemble them with components supplied by third parties. We intend to commence the sale, lease or placement of these machines in manufacturing facilities in the coming twelve months. Our new generator produces higher levels of electrolyzed water per hour than generators we previously sold. There are three basic models of generators that we previously purchased from third party manufacturers. A series of small residential generator models and two larger commercial models, the P-2000 and the P-5000. We also market cleaning cloths, but the sales from the cloths are minimal.

* Residential Generators. The residential generators produce a mild alkaline drinking water. Some of the residential generators also produce acidic fluid, Primacide A, that is capable of acting as a household disinfectant. The price range of the residential generators is from $600 to $2,000.

* Commercial Generators. We generally lease our commercial generators, the P-2000 and the P-5000. However, some units have been sold to Aqua Micron and Venturi Technologies, Inc. We warrant the commercial generators for repair and part replacement for a period of three years. The P-5000 generator presently is priced at $25,000. The P-2000 is presently priced at $12,500.

* Micro Fiber Cloths and Cleaning Tools. We market micro fiber cleaning cloths and tools to be used with its sanitizing and cleaning fluids. The cloths and tools remove bio-film and other microbe contaminants on surfaces ranging from floors to skin. The micro fibers are composed of 20-30% polyamine and 70-80% polyester. The fibers are thin, flat uniform ribbons. During the manufacturing process, the fibers are etched or frayed to enhance the surface area and thereby, the effectiveness of the cloth. The micro fiber cloths, clean on the basis of physics rather than chemistry and when used in combination with our sanitizing fluids, remove bacteria, molds and other microorganisms. Currently, our cleaning cloths account for less than one percent of our revenues and we do not expect the cleaning cloths to exceed 5% of our revenues in the foreseeable future.

Electrolyzed water can have varying strength and properties. We have created products by researching and testing the cleaning and sanitizing characteristics of electrolyzed water with varying electrical charges and pH levels. We are able to create new applications for electrolyzed water by setting our water electrolyzing machines to create electrolyzed water with specific microorganism killing properties. Based on our testing and research we have created product formulas tailored with certain properties. We adjust the water electrolyzing properties of water electrolyzing generators to create electrolyzed water with differing properties. Our customers use the electrolyzed water to perform cleaning and sanitizing functions. Our current fluid formulas and their disinfectant and cleaning applications are as follows:

* Primacide A is a disinfecting and sanitizing fluid that kills bacteria, yeast, molds and viruses, including salmonella, staphylococcus, and pseudomonas. It is highly oxidative and acidic due to its pH of 2.4 and positive 1150 milivolt electrical charge. Primacide A can be applied to a wide variety of surfaces. Hands sprayed with Primacide A and then wiped with a micro fiber cloth were found to have less residual bacteria and other microbes than hands cleaned using 62% alcohol. Tests performed by Aqua Micron L.C. indicate that Primacide A can be used to sanitize and wash meat carcasses, strawberries, lettuce, cabbage, carrots and other vegetables. Surfaces such as floors in hospital operating rooms, bench tops, treatment tables, cutting boards and other surfaces can be effectively sanitized by cleaning with Primacide A. Over a year ago, we submitted a provisional patent application to the United States Patent and Trademark Office to Primacide A for uses other than use in the carpet cleaning process. Provisional patents do not by themselves result in, or lead to, a patent. Provisional patents only establish patent application priority over some comparable inventions for which patent protection may be subsequently sought. We recently applied to the U.S. Patent and Trademark Office for a utility patent relating to the use of Primacide A to sanitize eggs.

* Primacide B is an alkaline detergent and cleaner. Primacide B Alkali is a chemical substance that is soluble in water and neutralizes acids. Primacide B neutralizes acids, leaves no residue and, with a pH of 11.2 to 11.5, is very alkaline. Its alkaline nature and its negative 960-milivolt electrical charge result in a product that is effective in emulsifying oil and grease. Primacide B is primarily a cleaner with some bacteria killing properties, but is significantly slower and less effective as bacteria killer than Primacide A. Over a year ago, we submitted a provisional patent application to the United States Patent and Trademark Office to Primacide B for all uses. We recently applied to the U.S. Patent and Trademark Office for a utility patent relating to Primacide A and Primacide B as a cleaner and sanitizer of all hard surfaces.

In addition to our generators and cloths, we intend to market a product called Primacide X that was developed by American Biotech, Inc. Primacide X's sanitizing properties are greatly enhanced when it is applied with an electro-static mister developed by Max-Spray, Inc. Primacide X is electrolyzed water containing pure silver particles that are energized with a high voltage electrical charge. The charged silver particles interrupt the metabolism of living organisms that has the effect of killing bacteria, spores and fungus. The silver particles can maintain their effectiveness for up to three years. The electro-static spray removes hydrogen bonds from the solution that allows the Primacide X and its silver particles to penetrate fibers and membranes as small as those that make up standard office paper and envelopes.

Due to the inclusion of silver, a relatively expensive heavy metal, Primacide X is significantly more expensive to produce than our other electrolyzed water products. We did not develop the electro-static mister and did not develop Primacide X. However, through an arrangement with American Biotech, Inc. and Max-Spray, Inc., we have negotiated to receive

33% of the net proceeds from all sales of Primacide X that are generated by either American Biotech, Inc., Max-Spray, Inc., or us. Our arrangement with American Biotech, Inc. and Max-Spray, Inc. has not been reduced to a written contract. We expect our portion of the revenues from the sale of Primacide X to be less than 5% of our net sales in the next 12 months.

We intend to develop other products by researching and testing the cleaning and sanitizing characteristics of electrolyzed water with varying electrical charges and pH levels and marketing these products. The products will primarily be sold via leased machines or metering. We intend to create products that can be used in the storage, processing and shipping of fruits, vegetables and meat, and also health and beauty aids such as body care, body wipes, health care and medical equipment and facilities, day care facilities, janitorial, yard care and golf course maintenance, pest and fungus control, swimming pool maintenance, pharmaceutical production, waste management and culinary water systems. However, we have not commenced development for these products, and may never commence the development. Substantial additional capital and regulatory approval will be needed for us to effectively sell these products even if they are developed. Failure to secure sufficient funding and receive regulatory approval for these products will hinder our ability to bring them to market and would have a negative impact on our business.

Marketing & Sales

We intend to produce future revenue by initially pursuing the sale or lease of generators into the markets previously described in this registration statement, namely, professional carpet cleaning, poultry industry, dairy farms, home carpet and floor cleaning, food packaging and disaster cleanup and reconstruction.

In the foreseeable future, we expect to rely on our employees to market our products. Gaylord Karren is currently involved in marketing efforts and we intend to hire others to assist his efforts in the coming 12 months.

Markets

The cleaning and sanitation market is characterized by diverse products and multiple evolving product enhancements, evolving industry standards and frequent new product introductions, and if we fail to enhance our existing products, develop new and more technologically advanced products and successfully market these products, our result of operations will suffer. We believe that our future success will depend, in part, on our continued ability to enhance our current products and to introduce new products and features to meet changing customer requirements and evolving industry standards. Our present products are based on the use of electrolyzed water to kill bacteria, viruses and fungus. Our competitors or we may announce products that have the potential to shorten the life cycle of our products or replace them. Such announcements could cause customers not to buy our products or to defer decisions to buy our products. In addition, products or technologies developed by others could render our products or technologies non-competitive or obsolete.

The use of electrolyzed water to kill bacteria, viruses and fungus in agricultural, meat and cleaning and sanitizing consumer product industries are relatively young and evolving markets. Our future growth will depend on our ability to predict the evolution of these markets and to successfully penetrate those markets. Because of the early stage of the development of the electrolyzed water as a sanitizer market, the demand for, and market acceptance of, our products, is subject to a high degree of uncertainty. If market growth rates do not meet our expectations, or if we are unsuccessful in identifying and penetrating those segments of the electrolyzed water as a sanitizer market which provide the greatest opportunity for growth, our business would suffer.

We initially intend to focus our product development and marketing on the following market areas:

* Professional Carpet Cleaning. The market for professional carpet care is large. In March, 2001, we entered into a five-year exclusive agreement with H20 AquaCare Franchising Systems, Inc. ("AquaCare"), which provides that AquaCare's franchisees will lease our generators to produce Primacide B for use in their carpet cleaning businesses. AquaCare's franchisees are required to lease only our generators during the five-year term of the agreement or any renewals of the agreement. AquaCare is a developing stage company and is currently attempting to sell franchises with limited success.

* Poultry Industry. In March, 2001, under the direction of Dr. Scott Russell of the Department of Poultry Science, University of Georgia, tests relative to the effectiveness of Primacide A in the cleaning and sanitizing chicken carcasses and hatching eggs were completed. These tests showed a 5-log pathogen reduction (100,000 count down to 1).

* Disaster Cleanup and Reconstruction. This is a large industry that consists of home and commercial cleanup and reconstruction following disasters such as floods or fires. Stone Fire and Flood Restoration, Inc. is in the disaster cleanup and reconstruction business with offices located in Lindon, Utah. Stone Fire and Flood Restoration uses our generators in its Utah and Texas offices.

* Food Packaging. We intend to explore applications for Primacide A as a sanitizer in seafood packing houses. In addition, we are being advised by Dr. Yen-Con Hung, Professor of Food Engineering at the University of Georgia concerning a wide range of other applications, such as vegetable washing and surface sanitization, in the food packing industry. Dr. Hung is a recognized researcher in these areas.

* Grocery Store Meat Departments. We are exploring applications for our electrolyzed fluids in meat departments of grocery stores as cleaner and disinfectant on cutting surfaces where multiple products, such as beef, poultry and seafood are cut and packaged and where cross contamination occurs. Using our electrolyzed fluids, processing machinery and floor surfaces can be cleaned and sanitized without the use of toxic chemicals. We are exploring applications for our electrolyzed fluids in grocery store produce departments.

In the future we intend to develop electrolyzed water products with a variety of new industrial and consumer applications. However, we currently have no plans to do so. In addition, substantial additional capital and regulatory approval will be needed for us to effectively create, manufacture and sell such products.

Manufacturing and Sources of Supply

We intend to outsource the majority of electrolyzed water generator manufacture and assembly to third parties. In the past, outsourcing generator manufacture and assembly has enabled us to benefit from the manufacturing capabilities of those who can accommodate significant increases in production volume as necessary. However, we have no contracts with third parties that have manufactured our electrolyzed water generators in the past and do not intend to enter into any long-term contracts related to generator manufacture. We have no assurance that we can find alternative manufacturers in the event we cannot negotiate reasonable terms with our present manufacturer. Failure to find manufacturers to build our generators would have a negative impact on our business.

Distribution

Currently, we coordinate the movement of goods from our headquarters. In the past, we have taken custody of generators after their manufacture by subcontractors and distributed them directly from our headquarters. However, in the future, as generator sales volume increases and our electrolyzed fluid product lines are launched, we intend to use a network of resellers, consisting primarily of our employees and also third party distributors with established distribution channels to assist with the marketing of our products.

Competition

There is broad competition in the market for disinfecting, sanitizing, and surface cleaning products. Many of our competitors are extremely large, financially healthy companies, have substantial market share and name recognition, and easy access to marketing outlets and capital markets. Many of these companies are able to frequently update and expand products and introduce new products, and diversify product offerings. These other companies with substantially greater financial, creative and marketing resources, and proven histories, may decide to enter and effectively compete in this market, which could adversely affect our operations.

We believe our products are unique due to their effectiveness, price, and environmentally safe and non-toxic character. Because of our unique products and potential marketing outlets there is a good possibility that it will be able to initially capture a portion of this "niche" market for environmentally safe and non-toxic cleaning products. However, other companies with substantially greater financial, creative, and marketing resources, and proven histories, may enter into and effectively compete in this market.

Governmental Regulation

Due to the fact that our products are sanitizing products and have applications related to food industries, existing governmental regulation have potential effect on our new products. We frequently will be required to get approval or favorable designations from governmental agencies, such as the United States Food & Drug Administration, in order to bring new products to market. We believe that our current applications for electrolyzed water products are subject to sections of the United States Code of Federal Regulations that contain the regulations created by the U.S. Food & Drug Administration. In many cases, we will seek designations from the Food

& Drug Administration that deem our electrolyzed water products among substances that are generally recognized as safe for specific applications, and therefore do not require Food & Drug Administration approval. The existence of potentially harmful substances, such as chlorine dioxide, in our electrolyzed water products would require Food & Drug Administration approval. In order to obtain approval, we would need to satisfy regulators that our electrolyzed water products contained sufficiently low amounts of such substances as to not be dangerous. This process of obtaining Food & Drug Administration approval can be costly and time consuming and would delay our ability to introduce our products into the market. We have not taken steps to obtain approval for our products from the Food & Drug Administration because we do not believe it is required.

The active ingredient in our electrolyzed fluid Primacide A is hypochlorus acid. The hypochlorus acid combined with the oxidation-reduction potential of a positive 1,200 plus millivolts makes Primacide A an effective disinfectant. We believe the use of our electrolyzed fluids to sanitize eggs, and chicken carcasses in a chiller solution are generally recognized as safe as indirect food substances.

We submitted a request to the Environmental Protection Agency to register our fluid commercial generator as a pesticide device. The Environmental Protection Agency concluded that our generators are not required to be registered with them. In addition the Environmental Protection Agency does not require registration of our electrolyzed fluids Primacide A and Primacide B when used by the lessee or purchaser of a generator on hard surfaces, fabrics, or carpets in their own businesses.

Research and Development

The goal of our research and development activities is to continue the development and introduction of environmentally safe products for our customers that resolve the limitations and dangers of chemical sanitizers and address new markets. Our efforts are also focused on researching and testing the cleaning and sanitizing characteristics of electrolyzed water with varying electrical charges and pH levels. Our research focuses on the ability and range of efficacy of our electrolyzed water to kill specific microorganisms. We are attempting to develop new technologies, applications and products that will:

* Generate electrolyzed water that has a slower oxidation rate;

* Sanitize agricultural products, including chicken eggs and carcasses;

* Enhance current products for use in carpet cleaning;

* Sanitize and disinfect hard and soft surfaces;

Our research and development expenditures totaled $138,272 in the first 9 months of this year through September 30 and were approximately $35,666 and $11,943 for fiscal years ended December 31, 2001 and December 31, 2000, respectively.

Trademarks

The name Primacide is registered with the U.S. Patent and Trademark Office. The names "Primacide A," "Primacide B," "Primacide X," "EAU," and Electric Aquagenics Unlimited are also our trademarks.

Proprietary Rights

Our future success and ability to compete are dependent, in part, upon our proprietary technology. We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. We currently have no U.S. patents issued by the U.S. Patent and Trademark Office. Individuals associated with us have assigned to us rights to regular patent applications submitted to the U.S. Patent and Trademark Office for the use of Primacide A in sanitizing chicken eggs, including eggs for human consumption and hatching eggs and for the use of Primacide B in cleaning and sanitizing carpets and hard surfaces. We will have full rights to the patents when they are granted. We have also filed with the U.S. Patent and Trademark Office a provisional patent application for a new electrolyzed water generator that can regulate the pH of Primacide A and increase its stability. In addition, we intend to seek patent protection on a electrolyzed water generator that we have recently developed. We cannot be sure that any patents will be issued pursuant to future patent applications or that patents issued to us will not be invalidated, circumvented, challenged or licensed to others. In addition, we cannot be sure that the rights granted under any such patents will provide us with competitive advantages or that any patents issued to us will be adequate to stop unauthorized third parties from copying our technology, designing around our patents or otherwise obtaining and using our products, designs or other information. In addition, we cannot be sure that others will not develop technologies that are similar or superior to our technology. Furthermore, we believe that factors such as the technological and creative skills of our personnel, new product developments, product enhancements and marketing activities are just as essential as the legal protection of proprietary rights to establishing and maintaining a competitive position.

In addition to seeking patent protection, we rely on non-patented trade secrets and know-how and proprietary technological innovation and expertise, all of which are protected in part by confidentiality and invention assignment agreements with our employees and consultants, and, whenever possible, our suppliers. We cannot make any assurances that these agreements will not be breached, that we will have adequate remedies for any breach, or that our non-patented proprietary intellectual property will not otherwise become known or independently discovered by competitors. We also cannot make any assurances that persons not bound by an invention assignment agreement will not develop relevant inventions.

Many participants in the sanitation and cleaning market have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. We have not received notices relating to alleged infringement, but we cannot be sure whether future claims will arise, nor whether such future claims can be resolved on commercially reasonable terms. Failure to resolve such claims on such terms could result in a material adverse effect on our business, financial condition and results of operations. We expect that companies will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps.

Responding to such claims, regardless of merit, could cause product shipment delays or require us to enter into royalty or licensing arrangements to settle such claims. Any such claims could also lead to time-consuming, protracted and costly litigation, which would require significant expenditures of time, capital and other resources by our management. Moreover, we cannot be sure that any necessary royalty or licensing agreement will be available or that, if available, such agreement could be obtained on commercially reasonable terms.

Customers

Historically, a substantial portion of our revenues has come from large purchases by a small number of customers. If we lose one or more of our key customers or experience a delay or cancellation of a significant order or a decrease in the level of purchases from any of our key customers, our net revenues could decline and our operating results and business could be harmed. During the twelve months that ended December 31, 2001, fewer than 30 customers accounted for all of our net revenues.

The following is a list of some of our customers and end-users and representative applications of our products.
Customer/End-User	Applications
* H2O AquaCare Franchising Systems, Inc. * H2O AquaCare Utah, L.L.C. * Dirt Free (Texas)	Use of Primacide B in the carpet cleaning process
* Stone Fire and Flood Restoration	Use of Primacide electrolyzed water to remove smoke odors and mold from the inside of dwellings after structure fires.

Employees

We currently have no full-time employees. Gaylord Karren is a consultant to us pursuant to a contract under which is paid consulting fees of $5,000 per month. See "Interest of Management and Others In Certain Transactions". As our business grows, we anticipate that we will need to employ additional salaried clerical staff and sales personnel.

Offices

Our corporate headquarters are located at 1464 W. 40 S. Suite #200 Lindon, Utah 84042. Our directors and officers act as the management and sales force. Current offices are adequate for present needs. Office space is leased and will be increased as we deem necessary. We believe that it will not be difficult to find additional or alternative office space if necessary in the foreseeable future.

MANAGEMENT'S DISCUSSION

AND ANALYSIS OR PLAN OF OPERATION

Plan of Operations:

We are a provider of sanitizing products that are free of toxins and harmful residues associated with traditional chemically based disinfecting and cleaning agents. Our products are intended to replace many of the traditional methods used in commercial and industrial disinfecting and cleaning. Our products also have many consumer household applications. Our products have been tested in laboratories and also used in commercial applications. The products will range from carpet cleaning agents to products used for the sanitation of agricultural products, red meats and poultry.

Results Of Operations

(a) Nine-month Periods Ended September 30, 2002 and September 30, 2001.

Our revenues decreased by $11,733 or 10.9% to $95,000 for the nine-month period ended September 30, 2002 compared to revenues of $106,733 for the nine-month period ended September 30, 2001. The decrease in revenues was due to a relative decrease in generator sales to carpet cleaning businesses, especially in the first quarter of 2002. Generator sales to carpet cleaning businesses improved in the second three-month period of 2002 compared to the first three-month period of 2002 and should remain constant or increase in the coming 12 months. In addition, we expect revenues from the sale of disinfectant products to commence in the next 12 months. The disinfectant products are being developed with the intention to target businesses in the meat industry that require chemicals to disinfect their meat products and processing facilities. Currently we have no products or packaging designs. A failure to develop products, bring them to market or obtain market acceptance will negatively affect our revenue related projections.

Cost of sales decreased by $13,474 or 27.5% to $35,418 for the nine-month period ended September 30, 2002 compared to cost of sales of $48,892 for the nine-month period ended September 30, 2001. The decrease in cost of sales was a result of decreased generator sales in the nine-month period ended September 30, 2002 compared to the comparative 2001 period.

Research and development expenses for the nine-month period ended September 30, 2002 were $138,272, an increase of $133,836 or 3,017.7% from expenses of $4,435 for the nine-month period ended September 30, 2001. The marked increase in research and development expenses was due to internal development of electrolysis generator technology to be implemented in our P-7000 generator. We expect research and development expenses to continue to increase in 2002 due to our internal technology development efforts.

Sales and marketing expenses for the nine-month period ended September 30, 2002 were $14,687, an increase of $9,607 or 189.1% from sales and marketing expenses of $5,080 for the nine-month period ended September 30, 2001. In 2002 we anticipate increased marketing effort with more trade show activity and increased travel expenditure in future months. This trend is expected to continue.

General and administrative costs were $102,759 for the nine-month period ended September 30, 2002, a decrease of $93,373 or 47%, as compared to $196,132 for the nine-month period ended September 30, 2001. This is primarily due to our former president Brian Warren's salary of nearly $12,000 per month which was paid monthly during the nine-month period ended September 30, 2001, but was not paid in the nine-month period ended September 30, 2002.

Interest and other expense net was $168,686 for the nine-month period ended September 30, 2002, compared to no interest or other expenses booked in the nine-month period ended September 30, 2001. The increase was primarily due to interest, fees and amortization of debt discount related to convertible promissory notes issued by Castle Arch Bridge Fund, L.L.C. in December 2001 and June 2002 and Charles and Donna Bergh in June 2002. Interest for six months to June 1, 2002 was paid upon the execution of the notes. Interest expenses related to the December 2001 convertible promissory note re-commences in June 2002 and will continue until such time as the note is repaid or converted to equity. Interest expenses related to the June 2002 convertible promissory notes will re-commence in December 2002 and will continue until such time as the note is repaid or converted to equity.

Our net loss for the nine-month period ended September 30, 2002 increased by $262,434, or 131%, to a net loss of ($462,492) from a net loss of ($200,058) in the comparable nine-month period ended September 30, 2001. The increased loss is the result of fewer sales, increased research and development expenses, and financing costs during the nine-month period ended September 30, 2002.

(b) Fiscal Year Ended December 31, 2001 and December 31, 2000

Revenues for the year ended December 31, 2001 were $62,955, an increase of $50,221 or 394.4% from revenues of $12,734 for the year ended December 31, 2000. Our revenues for the year ended December 31, 2001 reflect operations for a full 12 months, where the comparative revenues for the year ended December 31, 2000 include operations for only a few months in the latter part of 2000 because we were only recently formed in 2000. In addition, revenue increased primarily as a result of sales of generators to carpet cleaning businesses. The carpet cleaning businesses that we sold to during the year ended December 31, 2001 either did not exist or were in the start-up phase the year ended December 31, 2000. We expect the sales of generators to carpet cleaning businesses to remain constant or increase in the coming year.

Cost of sales for the year ended December 31, 2001 were $69,515, an increase of $58,820 or 549.98% over cost of sales of $10,695 for the year ended December 31, 2000. The increase in cost of sales was a result of increased generator sales. Cost of sales does not include consulting fees.

Research and development expenses for the year ended December 31, 2001 were $35,666, an increase of $23,723 or 198.64% from expenses of $11,943 for the year ended December 31, 2000. This trend of increased research and development expenses has increased in 2002 due to our internal development of electrolysis generator technology.

Sales and marketing expenses for the year ended December 31, 2001 were $5,696, an increase of $346 or 6.47% from sales and marketing expenses of $5,350 for the year ended December 31, 2000.

General and administrative costs were $299,322 for the year ended December 31, 2001, an increase of $66,431 or 28.5%, as compared to $232,891 for the year ended December 31, 2000. This is primarily due to our former president Brian Warren's salary of nearly $12,000 per month commenced in October 2000 and was paid monthly through September 1, 2001.

Interest and other expense net was $122,724 for the year ended December 31, 2001, compared to no interest or other expenses booked in the year ended December 31, 2000. The increase was primarily due to interest, fees and amortization of debt discount related to a convertible promissory note issued by Castle Arch Bridge Fund, L.L.C. on December 1, 2001.

Our net loss for the 2001 fiscal year increased by $57,430, or 23.24%, to a net loss of ($304,580) from a net loss of ($247,150) in the comparable 2000 period. The increased loss is the result of an upsurge of general and administrative expenses, increased research and development expenses, and financing costs.

Liquidity And Capital Resources

At September 30, 2002, we had cash and cash equivalents of $12,712, an increase of $12,712 from no cash on hand at September 30, 2001. We have continuing operating losses of $462,492 through the second quarter of 2002, in addition to a net loss of $304,580 for the year ended December 31, 2001. In the event this offering is sold and in order to continue operations beyond the next twelve months, additional funding may be required. In addition, we will require additional funding to finance growth and achieve our strategic objectives. Management is actively pursuing additional sources of funding. In addition, management is also looking to increases in cash flows through increases in revenue.

We received a series of financings in both December 2001 and June 2002, the net proceeds of which totaled $187,790 and $118,720, respectively. The December 2001 and June 2002 financings along with anticipated revenues are sufficient to carry us through the first 3 months of 2003. We will need to complete additional financings in 2003 in order to continue operations. As stated above we need additional cash to support our investment in our business. If we do not raise sufficient funds, we also may not be able to fund expansion, take advantage of future opportunities, meet our existing debt obligations or respond to competitive pressures or unanticipated requirements. Financing transactions may include the issuance of equity or debt securities, obtaining credit facilities, or other financing mechanisms. However, inability to establish a public market for our common stock, or once we have a market for our common stock, a subsequent decline in the trading price of our common stock and the downturn in the U.S. stock and debt markets could make it more difficult for us to obtain financing through the issuance of equity or debt securities. Even if we are able to raise the funds required, it is possible that we could incur unexpected costs and expenses, fail to collect significant amounts owed to us, or experience unexpected cash requirements that would force us to seek alternative financing. Further, if we issue additional equity or debt securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information about the beneficial ownership of our common stock as of February 11, 2003 by:

* each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of our common stock;

* each of our directors;

* each of our named executive officers;

* each of the persons who served as our chief executive officer during our fiscal year ended December 31, 2001; and

* all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. The percentage of beneficial ownership is based on 2,810,535 shares of common stock outstanding as of February 11, 2003.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding (1)
Merlin Oakey Baker Family Living Trust (2) 3760 S. Highland Dr. #500 Salt Lake City, UT 84106	150,659	5.36%
Marian Johnson Baker Family Living Trust (3) 3760 S. Highland Dr. #500 Salt Lake City, UT 84106	156,808	5.58%
Kirby D. Cochran (4) 692 E. 1780 N. Orem, UT 84097	407,467	14.50%
EOWORP, LLC (5)(6)(7) 2802 Flagstone Garland, TX 75044	715,134	25.44%
Gene Harkins (8) 3760 S. Highland Dr. #500 Salt Lake City, UT 84106	307,467	10.94%
Brian W. Warren (9) 50 Highland Park Drive Sharpsburg, GA 30277	307,467	10.94%
All current directors and executive officers as a group (4 persons)	2,045,002	72.76%

(1) Does not contemplate the purchase of shares offered herein.

(2) Merlin O. Baker, our former secretary and former director, has beneficial ownership of the Merlin Oakey Baker Family Living Trust

(3) Merlin O. Baker, our former secretary and former director, has beneficial ownership of the Marian Johnson Baker Family Living Trust

(4) Mr. Cochran a former member of our board of directors owns more than 5% of our common stock.

(5) Gaylord Karren our president, secretary, chief executive officer, chief financial officer, chief accounting officer and chairman of the board owns 2.5% of EOWORP, LLC.

(6) John Hopkins a former member of our board of directors and former vice president owns 2.5% of EOWORP, LLC.

(7) Jim Stone, 1464 W. 40 S. Suite #300, Lindon UT 84042-1629 owns 95% of EOWORP, LLC.

(8) Gene Harkins is our chief technical officer and a member of our board of directors.

(9) Brian W. Warren is our former president.

We are not aware of any arrangements that at a latter date may result in a change in our control.

DIRECTORS, EXECUTIVE OFFICERS

AND SIGNIFICANT EMPLOYEES AND PARTIES

Officers and Directors

The following table sets forth the names, age, and position of each of our directors and executive officers. Our bylaws require at least five directors. We intend to hold a shareholder meeting in the last quarter of 2002 where we plan to have an additional three directors added to our board of directors by vote of the shareholders. We anticipate that shareholders of record one month prior to meeting will have an opportunity to vote in the election of these directors.
Name and Address	Age	Position and Office Held
Gaylord Karren 1464 W. 40 S. Suite #100 Lindon, UT 84042-1629	54	President, Secretary Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Chairman Of The Board Of Directors
Gene Harkins 3760 S. Highland Dr. #500 Salt Lake City, UT 84106	53	Chief Technology Officer, Director

Gene Harkins and Gaylord Karren became officers and directors in connection with our organization in March 2000. The term of office of each officer and director is one year or until his successor is elected and qualified.

Biographical Information

Set forth below is biographical information for each officer and director. No person other than officers and directors will currently perform any of our management functions.

Gene Harkins

Gene Harkins is one of our co-founders, directors and our former president. He is the founder of Mizutek International, a water purification marketing company. For the past five years, Mr. Harkins has been developing electrolyzed water technology and applications and marketing water purification electrolyzing and purification machines. Mr. Harkins holds a bachelors of science, master's degree and doctor of naturopathic studies from the Clayton College of Natural Health in Birmingham, Alabama.

Gaylord Karren

Gaylord Karren is one of our co-founders, chairman of our board and our chief executive officer. Prior to founding us, Mr. Karren co-founded and managed Venturi Technologies, Inc., which up until the time of his resignation in February 2000, was the nation's largest independent and only publicly traded carpet cleaning company. He was chairman and chief executive officer of Venturi and its predecessors in interest from 1992 through February 2000. Mr. Karren holds a bachelor of science degree from Brigham Young University in finance and banking.

Executive and Director Compensation

Our directors are not compensated for their service as directors. However, several of our directors had arrangements with us during the fiscal year ended December 31, 2001 where they were paid fees for consulting. The consulting fees are related to our business operations and research and development. The consulting fees are not governed by any oral or written contract. Certain of our directors may continue to receive fees from us related to consulting fees in the foreseeable future. The following table sets forth all compensation awarded, earned or paid for services rendered in all capacities to us during fiscal 2000 and 2001 to:

* Each person who served as our chief executive officer during 2001

* Executive officers whose total annual salary and bonus in 2001 exceeded $100,000.

* Each director who received consulting fees from us during 2001.

Summary Compensation Table

		Annual Compensation (1)		Long Term Compensation (1)
Name and Principal Position	Year	Salary ($) (8)	Bonus ($)	Securities Underlying Options
Gaylord Karren Vice president and president, secretary, chief executive officer, chief financial officer, chief accounting officer and chairman of the board (2)	2001 2000	19,250 30,000	--- ---	--- ---
Gene Harkins Chief technology officer and director (3)	2001 2000	11,250 30,000	--- ---	--- ---
Brian Warren President (4)	2001 2000	83,333 31,250	--- ---	--- ---
Merlin O. Baker Secretary and director (5)	2001 2000	11,250 30,000	--- ---	--- ---
John Hopkins Vice president and member of the board of directors (6)	2001 2000	11,250 30,000	--- ---	--- ---
William Hahn Vice President and member of the board of directors (7)	2001 2000	3,750 15,000	--- ---	--- ---

(1) Amounts for fiscal year 2001 and 2000 reflect compensation awarded, earned or paid for services rendered in all capacities to us. $3,518 of the total compensation amounts disclosed above has not yet been paid. The deferred amounts will be paid to the respective officers and directors at a future time.

(2) Mr. Karren served as one of our vice presidents from March 2000 until his resignation in October 2000, and currently serves as our president, secretary, chief executive officer, chief financial officer, chief accounting officer and chairman of the board.

(3) Mr. Harkins served as our president from May 2000 through his resignation in October 2000 when Brian Warren replaced him. Mr. Harkins currently serves as our chief technology officer and has served as director since March 2000.

(4) Mr. Warren was appointed our president in October 2000, upon the resignation of Gene Harkins, and resigned in November 2001. Mr. Warren served as a director from November 2000 to November 2001.

(5) Mr. Baker served as our secretary and director from March 2000 to April 2002.

(6) Mr. Hopkins served as one of our vice presidents from March 2000 and resigned in October 2000, and served as director from March 2000 until his resignation December 31, 2001.

(7) Mr. William Hahn served as one of our vice presidents in March 2000 and resigned in November 2000, and has served as director in March 2000 and resigned in November 2000.

(8) All payments to Gaylord Karren, Gene Harkins, Merlin Baker and John Hopkins booked as consulting fees.

Significant Employees

Except for our officers and directors, we have no significant employees.

Option Grants

We did not grant any options to our executive officers in the fiscal year ended December 31, 2001.

Option Exercises and Year-End Option Values

None of our executive officers held any options as of December 31, 2001.

Employment Agreements

None.

Significant Parties

Set forth below are the names and business and residential addresses, as applicable, for the following "significant parties":

(1) Officers and directors	See " SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ".
(2) Record owners and beneficial owners of 5% or more of any class of our securities:	See " SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ".
(3) Promoters:	Gaylord Karren, and our officers and directors.
(4) Affiliates:	None, except for officers and directors.
(5) Counsel to the issuer:	David S. Hunt, Esq. 2469 East 7000 South, #214 Salt Lake City, UT 84121
(6) Underwriter	Nexcore Capital, Inc. 5850 Oberlin Drive, Ste 215 San Diego, CA 92121
(7) Underwriter officers, directors and general partners	Jay Potter 5850 Oberlin Drive, Ste 215 San Diego, CA 92121 Peter Stern 5850 Oberlin Drive, Ste 215 San Diego, CA 92121 Dennis Beeby 5850 Oberlin Drive, Ste 215 San Diego, CA 92121
(8) Counsel to the underwriter	Mark Richardson, Esq. 1299 Ocean Avenue, Ste 900 Santa Monica, CA 90401

Involvement In Certain Legal Proceedings

Gaylord Karren, president, secretary, chief executive officer, chief financial officer, chief accounting officer and chairman of the board, and John Hopkins, one of our former directors and former vice president, are former executive officers of Venturi Technologies, Inc, a national carpet cleaning company. Mr. Karren served as Venturi Technologies' chairman and chief executive officer and Mr. Hopkins served as its president until their resignation in February 2000. At the time of their resignation, Venturi Technologies was not profitable and had annual losses near ten million dollars.

On February 12, 2001, one year following Messrs. Karren's and Hopkin's resignation from their positions as executive officers at Venturi Technologies, it filed for Chapter 11 bankruptcy in the United States Bankruptcy Court, Southern District of Texas (Houston). Venturi Technologies had become overly burdened with debt and is seeking a Chapter 11 in an effort to reorganize its debts and continue operations. As of the filing date of this registration statement, Venturi Technologies remained under the protection of U.S. bankruptcy laws.

On March 22, 2002 Gaylord Karren, president, secretary, chief executive officer, chief financial officer, chief accounting officer and chairman of the board filed for personal bankruptcy in the United States Bankruptcy Court for the District of Utah, pursuant to Chapter 7 of the United States Bankruptcy Code in order to discharge his personal debts. Mr. Karren was unable to perform a personal guarantee of a third party debt.

INTEREST OF MANAGEMENT AND

OTHERS IN CERTAIN TRANSACTIONS

The following are certain transactions involving our officers, directors and shareholders owning more than 10% of our outstanding stock. We believe that the terms of these transactions are at least as favorable to us as we would expect to negotiate with unrelated third parties.

Management and Consulting Fees

Between our founding in March 2000 and December 31, 2001, we paid management and legal fees totaling $201,550, as follows: $49,250 to Gaylord Karren, and $41,250 to Gene Harkins, Merlin Baker, and John Hopkins, respectively. Messrs. Karren, Harkins, Baker and Hopkins are our shareholders and former or current officers and directors. The management and consulting fees were for services rendered to us in lieu of wages. In addition to the fees already paid, an additional $3,518 remains outstanding and will be paid in the future. In addition to the amounts already paid and amounts outstanding, additional fees are currently accruing in 2002. We expect such management and legal fees to continue in the foreseeable future. In addition to consulting fees, we paid approximately $115,000 in total salary to Brian Warren who served as our president from October 2000 to November 2001.

Sale of Products to Affiliates of Shareholders

During 2001, we made a gross profit of $23,410 on $61,388 in revenues from generator sales we made to a carpet cleaning entity owned at the time by Kirby D. Cochran, one of our beneficial shareholders. The sales to affiliates of our shareholders constituted almost half of our gross profits in 2001.

Purchase of Products from Affiliates of Shareholders

In 2000, we purchased generators for resale from Mizutek International, an entity owned by Gene Harkins, a founder, shareholder, director and chief technical officer. The amounts paid to Mizutek International for the generators totaled $116,002. We have not purchased any generators from Mr. Harkins since early 2000 and do not expect to purchase other generators from Mr. Harkins in the future.

Funding of Affiliate Entities

Between our founding in March 2000 and December 31, 2001, we funded some of the operating expenses of H2O AquaCare Franchising Systems, Inc. Gaylord Karren, one of our officers and directors owns 1.4% of the common stock of H2O AquaCare Franchising Systems, Inc., and Kirby D. Cochran, a beneficial owner of over 10% of our common stock, owns 7.8% of the common stock of H2O AquaCare Franchising Systems. We anticipate that H2O AquaCare Franchising Systems, Inc. will purchase generators from us for use in its carpet cleaning businesses. Currently, H2O AquaCare Franchising Systems, Inc. owes us a net total of $60,735.

Financing

In December 2001, we obtained bridge loan funding from an affiliate of Kirby D. Cochran, who is a beneficial owner of over 10% of our common stock. The bridge loan was $211,000 bearing interest at 12.00% per annum, and due on June 3, 2002. In conjunction with the funding, we issued stock purchase warrants as an inducement to obtaining the loan. The stock purchase warrants were exercised in May 2002 resulting in the purchase of 211,000 shares of our common stock for $211.00. We prepaid interest of $12,660 to the lender, which was deducted from the loan proceeds. Loan origination fees were also paid out of loan proceeds. Upon the written approval of the lender, we may extend principal repayment for up to two consecutive three-month periods in exchange for our issuance of an additional 52,750 shares of our common stock, per three-month extension, at the price of $0.01 per share, plus additional interest. The loan is convertible, in the sole discretion of the lender, into 211,000 shares of our common stock at a conversion price of $1.00 per share. Conversion of the debt into common stock will transpire immediately upon written demand by the lender.

In June 2002, the same affiliate of Kirby D. Cochran lent us $29,214 at nearly identical terms to the December 2001 loan, including 12% annual interest rate and 6 month term. The June 2002 note allows the extension of principal repayment for up to two consecutive three-month periods in exchange for our issuance and sale of an additional 5,000 shares of our common stock, per three-month extension, at the price of $0.10 per share. In correlation with the convertible promissory note, we issued stock purchase warrants allowing the lender to purchase 50,000 shares of our common stock at an exercise price of $0.50 per share.

DESCRIPTION OF SECURITIES

General

We are authorized to issue 50,000,000 shares of common stock, par value $0.0001 per share, of which 2,810,535 shares are issued and outstanding. We are not authorized to issue any shares of preferred stock.

Common Stock

Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. Our board of directors has authority, without action by the stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership of the stockholders and which may dilute the book value of the common stock.

Shareholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of common stock, when issued, will be fully paid and non-assessable. We currently do not accumulate money on a regular basis in a separate custodial account, commonly referred to as a sinking fund, to be used to redeem debt securities.

Holders of common stock are entitled to receive dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We have not paid dividends on common stock and do not anticipate that we will pay dividends in the foreseeable future.

Resale of Outstanding Shares

All 2,810,535 shares of the common stock presently issued and outstanding are "restricted securities" as that term is defined in Rule 144 adopted under the Securities Act. Rule 144 provides, in essence, that as long as there is publicly available current information about an issuer, a person holding restricted securities for a period of at least one year may sell in each 90 day period, provided he is not part of a group acting in concert, an amount equal to the greater of the average weekly trading volume of the stock during the four calendar weeks preceding the sale or 1% of the issuer's outstanding common stock. Consequently, the majority of the 2,810,535 shares of common stock currently issued and outstanding will have been held for one year within the meaning of Rule 144 and may be eligible for resale in accordance with such volume restrictions and restrictions set out in shareholder lock-up agreements wherein shareholders owning more than 50% of our outstanding common stock have agreed to not sell shares of our common stock for a period of over six months after effectiveness of the registration statement which contains this prospectus. In addition, upon effectiveness of this prospectus, several hundreds of thousands of shares now issued and outstanding may be eligible for resale without regard to such restrictions if the holders of such shares do not become our affiliates and will not have been so for three months prior to such sale.

Upon completion of this offering, we intend to grant our placement agents in this offering, warrants to purchase up to 20,000 shares of our common stock. In addition we have already issued warrants to purchase 167,986 shares of our common stock to others. The exercise of the warrants would increase the amount of our outstanding stock. These warrants and the underlying common stock shares are restricted securities. The holding period under Rule 144, as discussed above, will not commence until the warrants are exercised and the warrant holder purchases common stock.

We contemplate that Gene Harkins and Gaylord Karren, holders of outstanding shares who serve as officers or directors, will continue to be our affiliates over the next several years, and will be, therefore, subject to the restrictions described above. Sales under Rule 144 or otherwise may, in the future, cause the price of the common stock to drop in any market that may develop.

Transfer and Warrant Agent

Our transfer agent is Interwest Transfer Company, Inc., 1981 East Murray-Holladay Road, Holladay, UT 84117.

PLAN OF DISTRIBUTION

We are offering the common stock to the public on a "200,000 share minimum, 1,000,000 share maximum" basis. There can be no assurance that any of the shares will be sold. Rule 10b-9 of the Securities Exchange Act of 1934 requires that if we fail to sell our minimum number of shares by May 15, 2003, the date we have established as our minimum share sales deadline, we must promptly refund investor money. If we do not sell at least 200,000 shares by May 15, 2003, the offering will be terminated and subscription payments, without paying interest or deducting expenses, will be dispatched on May 15, 2003, via overnight mail, to the last known address of each respective subscriber. If the minimum number of shares are sold by May 15, 2003, the offering will continue until all offered shares are sold, or the offering is terminated by us, whichever occurs first.

All subscription payments should be made payable to " AM Bank -- ELECTRIC AQUAGENICS UNLIMITED, Inc. Escrow Account." We will deposit subscription payments no later than Noon of the next business day following receipt in the escrow account maintained by AM Bank, 3670 N. University Avenue, Provo Utah 84604, as escrow agent, pending the sale of at least 200,000 shares by May 15, 2003. The subscription payments will only be released from the escrow account if the minimum number of shares is sold or for the purpose of refunding subscription payments to the subscribers. Subscribers will not have the use or right to return of such funds during the escrow period, which may last several months.

We intend for the shares of common stock in this offering to be offered and sold by placement agents, which will receive a 10% commission on shares that they sell, plus a 3.0% non-accountable and 0.5% accountable expense allowance. In addition, placement agents will be entitled to warrants to purchase up to 2% of the common stock they sell in the offering at a price of $2.50 per share. The placement agent warrants may be exercised beginning one year from the closing date of the public offering, and will expire five years from that date. Our placement agent's warrants have registration rights, but allow no more than one demand registration right at the issuer's expense. The registration rights comply with the anti-dilution provisions of the NASD Rules of Fair Conduct and Practice. All participating placement agents selling this offering will be registered broker-dealers or associated persons of registered broker-dealers. The placement agent shall not be entitled to commissions until such time as a minimum of $400,000 has been raised. None of our employees, members of our management or board of directors will offer or sell common stock in this offering.

Provided that this offering is closed and net proceeds are disbursed from the Escrow account to us in accordance with the Underwriter Agreement, then Nexcore Capital, Inc. or its agents will have a right of first refusal for a period of one year after the termination of this offering to be the exclusive placement agent or underwriter for us on all offerings or placements of securities proposed to be made by us during the subsequent one year period. Nexcore Capital, Inc. is required to execute its right of first refusal within thirty calendar days.

For a period of one year following the effective date of the offering, the placement agents selling this offering shall not sell, transfer, pledge, assign or hypothecate any securities which are deemed to be underwriting compensation under this offering, namely the underwriter warrants. However, the exception to this restriction is that the underwriter warrants or any other securities deemed to be underwriting compensation may be transferred to any licensed broker dealer acting as a placement agent in this offering and that placement agent's officers or partners. Notwithstanding any transfer, these underwriter warrants shall remain subject to the one-year lock-up restrictions set forth in the underwriter warrant agreement.

There are no formal arrangements between us and our officers and directors pursuant to which shares in the offering will be reserved for sale to person(s) designated by the officers and directors or their affiliates. However, officers and directors and their affiliates, may purchase shares in the offering in an aggregate amount of not more than 20% of all offered shares, or 200,000 shares of the 1,000,000 offered. Our officers and directors will not purchase any stock in order to satisfy the minimum sales requirement of this offering. Stock purchased by our officers and directors will be for investment and not for rapid resale within six months.

Since we have no arrangements with an underwriter for firm commitment for the sale of the shares in this offering, the independent "due diligence" review of our affairs and financial condition that is usually performed by an underwriter with a firm commitment has not been performed with respect to this offering. In addition, since the offering is not a firm commitment underwriting, we have no expectation that any party will publish quotations for and make a market in the offered securities following the offering, and no assurance can be given that any market for the common stock will develop following the offering or, that if such a market should develop, it will be maintained. We have not had any discussions with any broker-dealer firms regarding the possibility of making a market in the common stock following the offering.

Our common stock might be defined as a "penny stock" pursuant to Rule 3a51-1 under the Securities and Exchange Act of 1934 if the shares were to be traded at a price less than $5 per share, if we had not yet met certain financial size and volume levels, and if the shares were not registered on a national securities exchange or quoted on the NASDAQ system. A "penny stock" is subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Commission. Those rules require securities broker-dealers, before effecting transactions in any "penny stock," to (a) deliver to the customer and obtain a written receipt for a disclosure document set forth in Rule 15g-10 (Rule 15g-2), (b) disclose certain price information about the stock (Rule 15g-3), (c) disclose the amount of compensation received by the broker-dealer (Rule 15g-4) or any "associated person" of the broker-dealer (Rule 15g-5), and (d) send monthly statements to customers with market and price information about the "penny stock" (Rule 15g-6). Our common stock could also become subject to Rule 15g-9, which requires the broker-dealer, in some circumstances, to approve the "penny stock" purchaser's account under certain standards and deliver written statements to the customer with information specified in the rules. (Rule

15g-9) These requirements discourage broker-dealers from effecting transactions in "penny stocks" and may limit the ability of purchasers in this offering to sell their shares into any secondary market for our common stock.

We have arbitrarily determined the initial public offering price of the shares and it bears no relationship to our book value, earnings, or any other recognized criteria of value.

LEGAL PROCEEDINGS

William K. Sadleir, DeAnn Sadleir v. Electric Aquagenics Unlimited. On September 14, 2001, shareholder William K. Sadleir and his wife DeAnn Sadleir, filed suit against us in the State of Utah, Third Judicial District Court in Salt Lake City, Utah alleging that they never received confirmation in writing to confirm their investment into us and were unsure of the nature of the investment. We have sent them the stock certificate evidencing their investment that had been issued around the time of their investment. On October 15, 2002, the Sadleirs' amended their complaint and demanded the return of their $50,000 investment, costs, and 12% interest and attorneys fees on the basis that they bought stock in an offering not subject to any exemption that, therefore, should have been registered under the Utah Securities Act. There has been no disposition reached in the lawsuit as of February 11, 2003. We submitted a motion to dismiss their amended complaint on November 12, 2002 on the basis that the offering in which they participated was a private offering and, therefore, the transaction was exempt from the registration requirements of the Securities Act of 1933, as amended and the Utah Securities Act. We estimate the motion will be ruled on by the court in February 2003.

We are not a party to any other material legal proceedings.

LEGAL MATTERS

David Hunt, Esq., Attorney at Law will opine on the legality concerning the issuance of shares of common stock offered in this registration. As of the date of this prospectus, David S. Hunt beneficially owns an aggregate of 102,376 shares of our Common Stock.

EXPERTS

Our financial statements at December 31, 2001 and 2000, and for the year ended December 31, 2001 and the period from our inception on March 6, 2000 through December 31, 2000, appearing in the prospectus have been audited by Child, Sullivan & Company, PC independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

FURTHER INFORMATION

We are subject to the reporting requirements of the SEC. In the future, we intend to file periodic reports, proxy statements and other information with the SEC as required by the Securities Exchange Act of 1934, as amended. We will provide without charge to each person who receives a copy of this prospectus, upon written or oral request, a copy of any information that is incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Requests should be directed to:

Gaylord Karren

Chief Executive Officer

Electric Aquagenics Unlimited, Inc.

1464 W. 40 S. Suite #200

Lindon UT 84042-1629

Phone (801) 443-1031

We have filed a registration statement on Form SB-1 under the Securities Act of 1933 Act, as amended, with the SEC in connection with the securities offered by this prospectus. This prospectus does not contain all of the information that is in the registration statement, you may inspect without charge, and copy our filings, at the public reference room maintained by the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of this material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates.

Information about the public reference room is available from the commission by calling 1-800-SEC-0330.

The Commission maintains a web site on the Internet that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of the site is www.sec.gov. Visitors to the site may access such information by searching the EDGAR archives on this web site.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any information that is different.

We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where such offers and sales are permitted.

The information contained in this prospectus is accurate only as of the date of this prospectus.

[Financial Statements Begin at Page F-1]

No dealer, salesman or other person is authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby. If given or made, such information or representations must not be relied upon as having been authorized by us. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities covered hereby in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, in any circumstances, create any implication that there has been no change in our affairs since the date hereof.

Until May 14, 2003 (90 days after the date of this prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.

Electric Aquagenics Unlimited, Inc.

1,000,000 shares of common stock

PROSPECTUS

February 13, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Certificate of Incorporation provides that our directors shall not be liable to our stockholders or us for monetary damages for breach of fiduciary duty as a director.

Our Certificate of Incorporation provides that we shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to any legal action, suit or proceeding, whether criminal, civil, administrative or investigative, whether such legal action be by or in the right of the corporation or otherwise, by reason of the fact that such person is or was our director or officer, or serves or served at our request as a director or officer, of another corporation, partnership, joint venture, trust or any other enterprise. In addition, our certificate of incorporation provides for indemnification of any person made or threatened to be made a party to any legal action by reason of the fact that such person is or was our director or officer and is or was serving as our fiduciary, or otherwise rendering to, any employee benefit plan relating to us. Our indemnification obligation in the certificate of incorporation is permitted under Section 145 of the General Corporation Law of the State of Delaware.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities & Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable.

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an itemized estimate of expenses to be incurred in connection with the sale and distribution of the securities being registered, other than discounts and commissions:
1. SEC filing fee	$ 184
2. Auditing fees*	10,000
3. Legal fees*	25,000
4. Non-accountable expense allowance*	60,000
5. Accountable expense allowance*	10,000
6. Blue Sky fees and expenses (including counsel fees)*	2,000
7. Transfer agent's fees*	2,000
8. Printing, including registration statement and prospectus* **	3,000
__________
TOTAL	$112,184
=========

* Except for the SEC filing fees, all of the foregoing items are estimates.

** Includes fees for electronic (Edgar) filings

ITEM 3. UNDERTAKINGS

The undersigned registrant hereby undertakes that it will:

(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement; and arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement.

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining any liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) Request acceleration of the effective date of the registration statement under Rule 461 under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

Since March 31, 2001, we issued and sold securities not registered under the Securities Act of 1933, as amended, as follows:

(1) Between June and August 2001, we issued and sold to EOWORP, a limited liability company, owned by James Stone, Gaylord Karren and John Hopkins, 100,200 shares of our common stock for a total of $100,200 in cash in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

(2) In May 2001, we issued and sold to Robert Warwick, an individual, accredited investor, 25,000 shares of our common stock for a total of $25,000 in cash in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

(3) Between June and August 2001, we issued and sold to Kirby D. Cochran, an accredited investor and one of our directors 100,200 shares of our common stock for a total of $100,200 in cash in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

(4) In December 2001, we issued a convertible promissory note in the principal amount of $211,000 to Castle Arch Bridge Fund, L.L.C., in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933. The note bears interest at

12% per annum and matures on June 3, 2002. At any time, the lender may elect to convert the note into a number of shares of our common stock determined by dividing the outstanding principal and interest on the note by $1.00. In the event we fail to meet our obligations under the convertible promissory note, the unpaid principal amount shall immediately and without notice bear interest at the per annum rate of 5% in addition to the underlying 12% interest rate. Upon the written approval of the holder of the convertible promissory note, we may extend principal repayment for up to two consecutive three-month periods in exchange for our issuance and sale of an additional 52,750 shares of our common stock, per three-month extension, at the price of $0.01 per share.

(5) In May 2002, we issued and sold to Castle Arch Bridge Fund, L.L.C., pursuant to its exercise of stock purchase warrants, 211,000 shares of our common stock for an aggregate price of $211 in cash in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933.

(6) In June 2002, we issued a convertible promissory note in the principal amount of $29,214 to Castle Arch Bridge Fund, L.L.C., in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933. The note bears interest at 12% per annum and matures on December 17, 2002. At any time, the lender may elect to convert the note into that number of shares of our common stock determined by dividing the outstanding principal and interest on the note by $1.00. In the event we fail to meet our obligations under the convertible promissory note, the unpaid principal amount shall immediately and without notice bear interest at the per annum rate of 5% in addition to the underlying 12% interest rate. Upon the written approval of the holder of the convertible promissory note, we may extend principal repayment for up to two consecutive three-month periods in exchange for our issuance and sale of an additional 5,000 shares of our common stock, per three-month extension, at the price of $0.10 per share.

(7) In correlation with the June 2002 convertible promissory note issued to Castle Arch Bridge Fund, L.L.C., we issued stock purchase warrants allowing the lender to purchase 50,000 shares of our common stock at an exercise price of $0.50 per share. The warrants expire in June 2007.

(8) In June 2002, we issued a convertible promissory note in the principal amount of $53,000 to Charles and Donna Bergh in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933. The note bears interest at 12% per annum and matures on December 17, 2002. At any time, the lender may elect to convert the note into that number of shares of our common stock determined by dividing the outstanding principal and interest on the note by $1.00. In correlation with the convertible promissory note, we issued stock purchase warrants allowing the lender to purchase 100,000 shares of our common stock at an exercise price of $0.50 per share.

(9) In correlation with the June 2002 convertible promissory note issued to the Berghs, we issued stock purchase warrants allowing the lender to purchase 50,000 shares of our common stock at an exercise price of $0.50 per share. The warrants expire in June 2007.

All the above securities issued to Castle Arch Bridge Fund, L.L.C., and Charles and Donna Bergh pursuant to Section 4(2) of the Securities Act of 1933 were offered and sold in reliance on the exemption provided by Section 4(2) thereunder and an appropriate legend was placed on the common stock and will be placed on shares issuable on conversion of each convertible note unless registered under the Securities Act of 1933 prior to issuance. These notes were sold after this registration statement was filed with the SEC, but prior to it being deemed effective. There is a presumption that securities sold during this interim period are not exempt transactions and therefore constitute the sale of an unregistered security not subject to an exemption. However, this presumption may be rebutted. We believe that the issuance of these notes to be private transactions not involving any public offering and therefore exempt transactions under Section 4(2) of the Securities Act of 1933. Our belief is based on several factors. First, Castle Arch Bridge Fund, L.L.C. and the Berghs are "accredited" investors. Second, as part owners of the Castle Arch Bridge Fund, the Berghs, along with Castle Arch Bridge Fund, had an investment interest in us several months prior to the filing of our registration statement. The June 2002 financing was a follow-on financing from the parties' previous financing. Third, the two convertible promissory notes constitute only two transactions by a very limited number of investors. Despite our belief to the contrary, in the event the issuance of these securities are deemed non-exempt transactions, we may be subject to liability under Sections 5 and 12 of the Securities Act of 1933, as amended, which would result in very negative potential impact on us. (See, the section entitled "Risk Factors").

ITEM 5. INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this Registration Statement pursuant to Item Part III of Form I-A and Item 6 of Part II.

Exhibit No.	SEC Reference No.	Title of Document
1.1		Form of Underwriting Agreement
1.3		Form of Selling Agreement
3.1		Articles of Incorporation
3.2		Certificate of Amendment of Certificate of Incorporation
3.3		Bylaws
4.1		Form of Underwriter's Warrant with Nexcore Capital, Inc.
5.1		Opinion Regarding Legality on Shares
10.1		Gaylord Karren Consulting Contract
10.2		Exclusivity Agreement
10.3		Convertible Promissory Note Dated December 2001 - Castle Arch
10.4		Convertible Promissory Note Dated June 2002 - Castle Arch
10.5		Convertible Promissory Note Dated June 2002 - Berg
24.1		Consents
24.2		Consent of Counsel to Issuer
99.1		Subscription Agreement
99.2		Proceeds Escrow Agreement

ITEM 6. DESCRIPTION OF EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement
1.3*	Form of Selling Agreement
3.1*	Articles of Incorporation
3.2*	Certificate of Amendment of Certificate of Incorporation
3.3*	Bylaws
4.1	Form of Underwriter's Warrant with Nexcore Capital, Inc.
5.1*	Opinion on Legality of Shares
10.1*	Gaylord Karren Consulting Contract
10.2*	Exclusivity Agreement
10.3*	Convertible Promissory Note Dated December 2001--Castle Arch
10.4*	Convertible Promissory Note Dated June 2002--Castle Arch
10.5*	Convertible Promissory Note Dated June 2002--Bergh
24.1	Consent of Child & Co.
24.2*	Consent of Counsel to Issuer (included in Exhibit 5)
99.1*	Subscription Agreement
99.2*	Proceeds Escrow Agreement

* filed previously

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on our behalf by the undersigned, in the City of Lindon, State of Utah, on February 11, 2003.

Electric Aquagenics Unlimited, Inc.:
By: /s/ Gaylord Karren
Gaylord Karren Chief executive officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

/s/ Gaylord Karren
Gaylord Karren President, chief executive officer, principal financial officer, principal accounting officer, secretary, chairman of the board of directors
Date: 2/11/03
/s/ Gene Harkins
Gene Harkins Director, chief technology officer
Date: 2/11/03

Date Filed: February 11, 2003

SEC File No. 333-86830

ELECTRIC AQUAGENICS UNLIMITED, INC.

Audited Financial Statements

December 31, 2001 and 2000

Electric Aquagenics Unlimited, Inc.

Financial Statements

December 31, 2001 and 2000

________________________________________________________________________________________

Independent Accountants' Report

Board of Directors and Stockholders

Electric Aquagenics Unlimited, Inc.

We have audited the balance sheets of Electric Aquagenics Unlimited, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2001 and the period from March 3, 2000 (date of inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electric Aquagenics Unlimited, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and the period from March 3, 2000 (date of inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Child, Sullivan & Company

Child, Sullivan & Company

February 22, 2002

Electric Aquagenics Unlimited, Inc.

Balance Sheets

	September 30		December 31
	2002	2001	2001	2000
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	$ 12,712	$ -	$105,330	$ 52,566
Accounts receivable, less allowance for doubtful accounts of $0 in 2001 and of $1,000 in 2000	7,939	8,582	-	13,884
Accounts receivable-related parties -(note 3)	145,635	61,317	68,674	14,425
Inventories	174,611	216,657	210,029	176,064
Prepaid rent -current portion -(note 2)	-	-	12,000	-
	_________	_________	_________	_________
Total current assets	340,897	286,556	396,033	256,939
Fixed assets:
Computers	18,944	18,678	18,678	17,296
Furniture & fixtures	1,281	1,281	1,281	1,281
Machinery & equipment	1,372	1,372	1,372	1,372
	_________	_________	_________	_________
Total fixed assets	21,597	21,331	21,331	19,949
Less accumulated depreciation	(13,453)	(4,786)	(8,862)	(2,734)
	_________	_________	_________	_________
Net fixed assets	8,144	16,545	12,469	17,215
Other assets:
Prepaid rent-less current portion-(note 2)	-	-	7,000	-
Deposits	1,552	1,552	1,552	-
	_________	_________	_________	_________
Total other assets	1,552	1,552	8,552	-
	_________	_________	_________	_________
Total assets	$ 350,593	$ 304,653	$ 417,054	$ 274,154
	========	========	========	========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$ 64,357	$ 21,781	$ 23,702	$ 13,604
Accounts payable-related parties -(note 3)	-	-	3,518	7,600
Short-term notes-related parties	25,900	4,580	-	-
Short-term notes-other	89,097	-	-	-
Convertible bridge loans- related parties -(note 3)	236,000	-	211,000	-
Convertible bridge loans- other	50,000	-	-	-
Less: debt discount -(notes 3 and 4)	(15,750)	-	(100,436)	-
	_________	_________	_________	_________
Total current liabilities	449,604	26,361	137,784	21,204
Stockholders equity (note 4):
Common stock, par value $ .0001 per share; 50,000,000 authorized shares; 2,374,135 and 2,599,535 shares issued and outstanding in 2001 and 2000, respectively	471	251	260	237
Additional paid in capital	1,019,740	725,249	935,740	499,863
Retained earnings (deficit)	(1,119,222)	(447,208)	(656,730)	(247,150)
	_________	_________	_________	_________
Total stockholders' equity	(99,011)	278,292	279,270	252,950
	_________	_________	_________	_________
Total liabilities and stockholders' equity	$ 350,593	$ 304,653	$ 417,054	$ 274,154

See notes to financial statements

Electric Aquagenics Unlimited, Inc.

Statements of Operations

	For the Nine Months (date of inception) Ended September 30		Year Ended Dec. 31,	Period from March 3, 2000 ended to Dec. 31,
	2002	2001	2001	2000
	(unaudited)	(unaudited)
Revenues
Regular sales	$ 95,000	$ 106,733	$ 62,955	$ 12,734
Sales to affiliates and shareholders, net of discounts of $5,060 and $1,150 - note 3	-	-	61,388	995
Cost of goods sold	(35,418)	(48,892)	(69,515)	(10,695)
	_________	_________	_________	_________
Gross Profit	59,582	57,841	54,828	3,034
Other Expenses
Other general and administrative	102,759	196,132	206,644	52,157
Advertising	14,681	5,080	5,696	5,350
Management, legal and consulting fees paid to affiliates or shareholders - note 3	68,086	50,200	86,550	178,000
Research and development	138,271	4,435	35,666	11,943
Depreciation	4,591	2,052	6,128	2,734
Rents	25,000	-	1,000	-
	_________	_________	_________	_________
Total other expenses	353,388	257,899	341,684	250,184

Net operating loss	(293,806)	(200,058)	(286,856)	(247,150)
Other income (expense)
Interest - related party - note 3	(123,186)	-	(122,724)	-
Interest - other - note 3	(45,500)	-	-	-
	_________	_________	_________	_________
Net loss before income taxes	(462,492)	(200,058)	(409,580)	(247,150)
Tax (expense) benefit	-	-	-	-
	_________	_________	_________	_________
	$ (462,492)	$ (200,058)	$(409,580)	$ (247,150)
	========	========	========	========
Net loss per share	$ (.17)	$ (.08)	$ (.16)	$ (.12)
	========	========	========	========
Weighted average shares outstanding	2,687,452	2,474,313	2,505,618	2,038,302
	========	========	========	========

See notes to financial statements

Electric Aquagenics Unlimited, Inc.

Statements of Changes in Stockholders' Equity

	Common Stock		Additional Paid in Capital	Retained Earnings (deficit)	Total
	Shares	Amount
Balance at March 3, 2000 (date of inception)	-	$ -	$ -	$ -	$ -
Common stock issued for cash	2,374,135	237	499,863	-	500,100
Net loss	-	-	-	(247,150)	(247,150)
	_________	_________	_________	_________	_________
Balance at December 31, 2000	2,374,135	237	499,863	(247,150)	252,950
Common stock issued for cash	225,400	23	225,377	-	225,400
Detachable warrants issued for bridge loan-related party	-	-	105,500	-	105,500
Issuance of debt with beneficial conversion feature	-	-	105,000	-	105,000
Net loss		-	-	(409,580)	(409,580)
	_________	_________	_________	_________	_________
Balance at December 31, 2001	2,599,535	260	935,740	(656,730)	279,270
Exercise of Common Stock warrants (unaudited)	211,000	211	-	-	211
Detachable warrants issued for bridge loan-related party (unaudited)	-	-	14,000	-	14,000
Detachable warrants issued with convertible debt (unaudited)	-	-	28,000	-	28,000
Issuance of debt with beneficial conversion feature (unaudited)	-	-	42,000	-	42,000
Net loss - September 30, 2002 (unaudited)	-	-	-	(462,492)	(462,492)
	_________	_________	_________	_________	_________
Balance at September 30, 2002 (unaudited)	2,810,535	$ 471	$ 1,019,740	$ (1,119,222)	$ (99,011)
	========	========	========	========	========

See notes to financial statements

Electric Aquagenics Unlimited, Inc.

Statements of Cash Flows

	For the Nine Months Ended September 30,		Year Ended December 31,	Period from March 3, 2000 (date of inception) to December 31,
	2002	2001	2001	2000
	(unaudited)	(unaudited)
Operating activities
Net loss	$ (462,492)	$ (200,058)	$ (409,580)	$ (247,150)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	4,591	2,052	6,128	2,734
Allowance for doubtful accounts	-	-	(1,000)	1,000
Amortization of debt discount (interest)	168,686	-	122,724	-
Changes in operating assets and liabilities:
Accounts receivable	(7,939)	5,302	14,884	(14,884)
Accounts receivable-related parties	(76,961)	(46,892)	(54,249)(14,425)
Inventories	35,418	(40,593)	(33,965)	(176,064)
Prepaid rent	19,000	-	(19,000)	-
Accounts payable and accrued expenses	40,655	8,177	10,098	13,604
Accounts payable- related parties	(3,518)	(7,600)	(4,082)	7,600
	_________	_________	_________	_________
Net cash provided by (used in) operating activities	(217,959)	(279,612)	(368,042)	(427,585)
Investing activities
Increase in deposits	-	(1,552)	(1,552)	-
Purchase of property, plant and equipment	(266)	(1,382)	(1,382)	(19,949)
	_________	_________	_________	_________
Net cash used in investing activities	(266)	(2,934)	(2,934)	(19,949)
Financing activities
Proceeds from bridge loans and short-term notes-related parties	50,900	4,580	198,340	-
Proceeds from short-term notes and convertible debentures	139,097	-	-	-
Issuance of common stock for cash	211	225,400	225,400	500,100
	_________	_________	_________	_________
Net cash provided by financing activities	190,208	229,980	423,740	500,100
	_________	_________	_________	_________
Net increase (decrease) in cash	(92,618)	(52,566)	52,764	52,566
Cash at beginning of period	105,330	52,566	52,566	-
	_________	_________	_________	_________
Cash at end of period	$ 12,712	$ -	$ 105,330	$ 52,566
	========	========	========	========
Supplemental disclosure of non-cash financing activities
Detachable warrants issued with convertible loans	$ 42,000	$ -	$ 105,500	$ -
	=======	========	========	=======
Issuance of debt with beneficial conversion feature	$ 42,000	$ -	$ 105,000	$ -
	=======	========	========	=======

See notes to financial statements.

Electric Aquagenics Unlimited, Inc.

Notes to Financial Statements

December 31, 2001 and 2000

1. Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Unaudited Information

The balance sheets as of September 30, 2002 and 2001, the statements of operations, changes in stockholders equity and cash flows for the nine-month periods then ended have been prepared by the Company without an audit. Accordingly, they do not include all of the information and footnotes required by generally-accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Business

Electric Aquagenics Unlimited, Inc., (the Company) was incorporated on March 6, 2000 under the laws of the state of Delaware and commenced operations in September, 2000. On May 10, 2001, the Company changed its name from Primacide, Inc. to Electric Aquagenics Unlimited, Inc. The Company markets and manufactures purification equipment using technologies that sanitize and clean surfaces using water electrolysis. These products are for commercial and residential use, which the Company intends to market nationally. The Company is a successor enterprise to another company, Primacide, LLC, which was founded by certain of the Company's founders in 1998. The Company was organized with an insignificant carrying amount of the assets of Primacide, LLC.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Inventories

Inventories consist primarily of finished goods. Cost is determined principally on the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the straight-line method based on estimated useful lives, which range from 5 to 7 years.

Revenue Recognition

The Company recognizes revenue from product sales upon receipt and acceptance by the customer, including sales to affiliates. The Company does not have any significant remaining obligations after customer has acknowledged receipt and acceptance.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. No cash was expended in 2001 or 2000 for interest or income taxes.

Electric Aquagenics Unlimited, Inc.

Notes to Financial Statements

December 31, 2001 and 2000

1. Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities, as well as footnote disclosures included in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences may be material to the financial statements.

Credit Risk

The Company's customers may be affected by changing economic conditions. Management believes that its credit review procedures, and loss reserves (if any) have adequately provided for usual and customary credit-related losses. The carrying amount of trade receivables approximates fair value.

Research and Development

The Company expenses the cost of research and development as incurred. Research and development costs charged to operations were $35,666 and $11,943 in 2001 and 2000, respectively.

Advertising Costs

The Company generally expenses advertising costs as incurred. Advertising expenses included in selling expenses were $5,696 and $5,350 for the periods ending 2001 and 2000, respectively.

Earnings Per Share

The Company adopted Statement of Financial Accounting Standard No. 128, "Earnings per Share" ("SFAS No. 128"), which is effective for annual periods ending after December 15, 1997. Earnings per share (EPS) are computed based on the weighted average number of shares actually outstanding. No changes in the computation of diluted earnings per share amounts are presented since warrants granted in 2001 would have been anti-dilutive due to the Company's net reported loss (see note 4). Such warrants, totaling 211,000 shares if exercised, could potentially dilute basic EPS in the future. In addition, the Company has entered into convertible debt agreements (see note 3) representing other potentially dilutive securities totaling 211,000 shares, if converted.

	Year Ended December 31,	Inception Through December 31,
	2001	2000
Weighted average number of common shares used	2,505,618	2,038,302

Electric Aquagenics Unlimited, Inc.

Notes to Financial Statements

December 31, 2001 and 2000

1. Significant Accounting Policies (continued)

Stock-Based Compensation

The Company accounts for employee stock option plans under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods and Services.

Income Taxes

The Company uses the liability approach to financial accounting and reporting for income taxes. The differences between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

2. Commitments and Contingencies

The Company currently rents its facilities on a month-to-month basis for $1,000 per month. In order to secure what management felt was a beneficial lease rate, the Company prepaid its lease for the 19 months following December 31, 2001. Accordingly, prepaid rent (both long and short -term portions) has been recorded as an asset to be amortized over the term of prepayment. Interest imputed to the prepayment would not be significant and has not been calculated. The Company may request re-payment of the remaining unamortized amount if involuntarily evicted from the premises. Otherwise, the prepayment will not be refunded. Rent expense charged to operations was $1,000. Prior to December of 2001 the Company was not obligated for facilities rent.

The Company is a dependent in a lawsuit made by a shareholder demanding return of a $50,000 investment for which he received shares. The shareholder contends his investment comprises a debt instrument and is entitled to refunds plus interest, costs and fees. The Company is contesting the suit and is of the opinion it will prevail. No provision has been made as the suit has not even reached discovery phase. Management estimates the impact on net losses reported by the Company would be minimal.

3. Related Party Transactions

The Company pays management fees to entities owned by shareholders for services rendered to the corporation in lieu of wages. During 2001 and 2000, these payments totaled $ 55,300 and $105,000, respectively, of which $3,518 and $7,600 were still outstanding at December 31, 2001 and 2000.

Electric Aquagenics Unlimited, Inc.

Notes to Financial Statements

December 31, 2001 and 2000

(Information pertaining to period ending September 30, 2002 is unaudited)

3. Related Party Transactions (continued)

The Company sold products to affiliates or shareholders. Total sales to these entities and cost of sales for the periods ended December 31, 2001 and 2000 are as follows:

	2001	2000
Sales	$ 61,388	$ 995
Cost of sales	32,918	764
	_________	_________
Gross profit	28,470	231
Less discounts	5,060	-
	_________	_________
	$ 23,410	$ 231
	========	========

Accounts receivable from related parties for product sales were $7,939 and $1,150 for 2001 and 2000, respectively.

The Company purchased inventory from an entity owned by shareholder totaling $116,002 in 2000.

The Company paid consulting fees to an affiliate totaling $20,000 and $43,000 during 2001 and 2000, respectively.

The Company also paid legal fees to a shareholder for legal services rendered totaling $11,250 and $30,000 in 2001 and 2000, respectively.

The Company funded some of the operating expenses of H2OAqua-Care Franchising Systems, an affiliated entity whose future franchisees will be required to purchase product from the Company for use by its carpet cleaning businesses. As of December 31, 2001, the Company had financed a total of $60,735, all of which was outstanding at December 31, 2001 and of which $13,275 was outstanding at December 31, 2000. The advances bear no interest and are unsecured.

On December 4, 2001, the Company obtained bridge loan funding from an affiliate of a shareholder totaling $211,000, bearing interest at 12.00% per annum, and due on June 3, 2002. The bridge loan and accrued interest is convertible to common stock at $1.00 per share. The Company issued 211,000 warrants as an inducement to obtaining the loan (see note 4). The Company prepaid interest of $12,660 to the affiliate, which was deducted from the loan proceeds and recorded as debt discount to be amortized over the bridge loan period of six months. Loan origination fees of $10,550 were also paid from loan proceeds and charged to operations. Additional debt discount related to the note for detachable stock warrants issued under the bridge loan agreement was recorded (see note 4).

In June 2002, the affiliate provided additional bridge loan funding convertible to common stock (see note 4).

Electric Aquagenics Unlimited, Inc.

Notes to Financial Statements

December 31, 2001 and 2000

(Information pertaining to the period ending September 30, 2002 is unaudited)

4. Shareholders' Equity

As consideration for making a bridge loan (see note 3) the Company issued 211,000 warrants to an affiliate of a shareholder for the purchase of common stock at $ .001 per share, exercisable through December 3, 2006. Because the warrants are detachable, the Company has recorded the fair value of the warrants as bridge loan debt discount under Accounting Principles Board (APB) #14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." The discount will be amortized over the life of the loan (six months) resulting in interest expense totaling $17,724 in 2001. The discount offsets the bridge loan payable.

In June 2002, the Company issued a convertible promissory note with a face amount of $25,000 and a principal amount of $29,214 (including prepaid interest and fees) to an affiliate. The note bears interest at 12% per annum and matures on December 17, 2002. At any time, the lender may elect to convert the note into that number of shares of common stock determined by dividing the outstanding principal and interest on the note by $1.00. In the event the Company fails to meet its obligations under the convertible promissory note, the unpaid principal amount shall immediately and without notice bear interest at the per annum rate of 5% in addition to the underlying 12% interest rate. Upon the written approval of the holder of the convertible promissory note, the Company may extend principal repayment for up to two consecutive three-month periods in exchange for the issuance and sale of an additional 5,000 shares of common stock, per three-month extension, at the price of $0.10 per share. In correlation with the convertible promissory note, the Company issued stock purchase warrants allowing the lender to purchase 50,000 shares of common stock at an exercise price of $.50 per share.

In June 2002, the Company issued a convertible promissory note with a face value of $50,000 and a principal amount of $53,000 (including prepaid interest and fees) to individuals. The note bears interest at 12% per annum and matures on December 17, 2002. At any time, the lender may elect to convert the note into the number of shares of common stock determined by dividing the outstanding principal and interest on the note by $1.00. In correlation with the convertible promissory note, the Company issued stock purchase warrants allowing the lender to purchase 100,000 shares of common stock at an exercise price of $0.50 per share.

The warrants issued in connection with these loans are also detachable, and accordingly, the Company has recorded debt discount equal to the value of the warrants granted of $42,000. The discount is amortized over the life of the loans resulting in additional interest charge to operations of $26,250 for the period ended September 30, 2002. The convertible loans are collateralized with shares of Company stock.

The Company calculated the fair value of the warrants on the date of issuance using the Black-Scholes option pricing model and the following assumptions: weighted average expected option term of 5 years; risk free interest rate of 4.39% at December 31, 2001, expected dividend yield of zero percent, and an expected volatility of ranging from 160 % to 170% at December 31, 2001. The weighted average fair value of warrants granted was $1.00 per share and $.63 per share for the periods ended December 31, 2001 and September 30, 2002, respectively. The fair value of warrants results primarily from an extremely low exercise price and from share prices of recent private placements of the Company's common stock at $1.00 per share.

Electric Aquagenics Unlimited, Inc.

Notes to Financial Statements

December 31, 2001 and 2000

(Information pertaining to the period ending September 30, 2002 is unaudited)

4. Shareholders' Equity (continued)

The Black-Scholes model used by the Company to calculate option and warrant values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which is significantly different from the Company's stock warrants. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company's stock warrants.

As mentioned above, the convertible debt instruments issued in 2001 and 2002 are convertible to common stock at the rate of $1.00 per share, using the "pre-discounted" face value of the debt instruments plus accrued interest as the basis for computing the number of shares to be obtained upon conversion. The "discounted" face value of the convertible debt instruments is substantially less than the original face value resulting in beneficial conversion rates ranging from $0.50 per share to $0.56 per share. Accordingly, the Company has recorded additional interest of $42,000 during the period ending September 30, 2002 and $105,000 during the year ended December 31, 2002, in accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios."

5. Income Taxes

Deferred tax assets and liabilities arise from differences in tax and financial statement accounting methods for depreciation and issuance of stock warrants. Significant deferred tax assets also arise from net operating loss carryforwards. Net operating loss carryforwards for federal income tax purposes total $540,511 at December 31, 2001 and expire in 2020 and 2021. The amount of, and ultimate realization of the benefits from the Company's operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance equal to tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards.

Electric Aquagenics Unlimited, Inc.

Notes to Financial Statements

December 31, 2001 and 2000

(Information pertaining to the period ending September 30, 2002 is unaudited)

5. Income Taxes ( continued)

The significant components of the deferred tax liability (asset) consists of the following:

	2001	2000
Depreciation	$ 2,602	$ 1,094
Debt discount amortization	(7,090)	-
Net operating loss carryforward-tax	(216,204)	(99,954)
Valuation allowance	220,692	98,860
	_________	_________
	$ -	$ -
	========	========

A reconciliation of income tax expense (benefit) to expected income taxes using statutory federal income tax rates:
	2001	2000
Income tax expense at statutory rate of 35%	$ (143,353)	$ (86,502)
Interest applicable to beneficial conversion	42,000	-
State taxes, net of federal benefit	(20,479)	(12,358)
Change in valuation allowance	121,832	98,860
	_________	_________
	$ -	$ -
	========	========

All significant components of net deferred tax liabilities and assets have been classified as long-term based on the anticipated realization of the underlying assets and settlement of underlying liabilities in accordance with Financial Accounting Standard 109 "Accounting for Income Taxes."

NOTE 6 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors could raise some doubt about the ability of the Company to continue as a going concern. It is the Company's intention to raise additional equity financing in the year 2002, which, together with expected revenue generation and its existing working capital and the potential for reducing overhead and payments to affiliates for consulting, and restructuring terms of payables (particularly those to affiliates) is expected to be sufficient to meet the Company's projected working capital and cash requirements beyond December 31, 2002. In addition, the Company is implementing its sales strategy and seeking contracts for the sale of its products and existing inventory. However, the Company cannot guarantee that external financing will be available when needed. In addition, unanticipated costs and expenses or lower than anticipated revenues could require additional financing. To the extent financing is not available, the Company may not be able to or may be delayed in being able to commercialize its products and services. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing in order to satisfy its working capital and other cash requirements. The accompanying financial statements do not reflect any adjustments that might result from the outcome of these uncertainties.